Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on August 23, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bumble Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7370	85-3604367
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1105 West 41st Street

Austin, Texas 78756

Telephone: (512) 696-1409

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Laura Franco

Chief Legal and Compliance Officer

Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

Telephone: (512) 696-1409

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie William R. Golden III Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500	Byron B. Rooney Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share		$ (2)	$	$

(1)	Includes shares of Class A common stock that are subject to the underwriters’ option to purchase additional shares.
(2)

Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low price of the Registrant’s shares of common stock on                , 2021, as reported on the Nasdaq Global Select Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 23, 2021

PRELIMINARY PROSPECTUS

            Shares

Bumble Inc.

Class A Common Stock

The selling stockholders named in this prospectus are offering                 shares of our Class A common stock. Our shares of Class A common stock are listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “BMBL.” On August 20, 2021, the closing sales price of our shares of Class A common stock as reported on Nasdaq was $48.29 per share. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. Prior to the consummation of this offering, certain of the selling stockholders will exchange Common Units for shares of our Class A common stock to be sold by them in the offering. See “Principal and Selling Stockholders,” “Certain Relationships and Related Person Transactions—Exchange Agreement” and “Organizational Structure.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 23.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than                 shares of our Class A common stock, the underwriters have the option to purchase up to an additional                 shares of our Class A common stock from the selling stockholders at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                 , 2021.

Goldman Sachs & Co. LLC	Citigroup

The date of this prospectus is                , 2021.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MAKE THE FIRST MOVE

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In Love
9:41
bumble
Chloe, 31
Management Consultant
In Life
9:41
bumble
bff
Rachel, 19
Student
Bumble University
In Work
9:41
bumble
bizz
Anna, 44
Public Speaking Coach
Passionate about mentoring
and guiding individuals
bumble

In Love In Life In Work

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Date Honestly

18:05
badoo
#travel
#animals
#tattoos
Mateo, 33
London

badoo

Date Honestly

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

About This Prospectus

Financial Statement Presentation

Following the IPO Transactions (as defined below), Buzz Holdings L.P., a Delaware limited partnership (“Bumble Holdings”) became the predecessor of Bumble Inc. for financial reporting purposes. Bumble Inc. is a holding company, and its sole material asset is a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. operates and controls all of the business and affairs of Bumble Holdings, has the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conducts our business. The Reorganization Transactions (as defined below) were accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. include the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical financial statements of Bumble Holdings. Bumble Inc. consolidates Bumble Holdings on its consolidated financial statements and records a non-controlling interest related to the Common Units (as defined below) and the Incentive Units (as defined below) held by our pre-IPO owners on its consolidated balance sheet and statement of operations. See “Organizational Structure.”

Bumble Holdings was formed primarily as a vehicle to finance the Sponsor Acquisition (as defined below). As Bumble Holdings did not have any previous operations, Worldwide Vision Limited, a Bermuda exempted limited company, is viewed as the predecessor to Bumble Holdings and its consolidated subsidiaries. Accordingly, this prospectus incorporates by reference certain historical consolidated financial and other data for Worldwide Vision Limited for periods prior to the completion of the Sponsor Acquisition. On January 29, 2020, Worldwide Vision Limited was merged via a solvent transfer of trade and assets into Buzz Merger Sub Limited, a subsidiary of Bumble Holdings, which carries forward and continues to operate the Worldwide Vision Limited trade as of that date. As a result, on January 29, 2020, Worldwide Vision Limited ceased to exist and

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Buzz Merger Sub Limited was subsequently renamed Worldwide Vision Limited. Accordingly, the consolidated financial statements of Bumble Holdings will include a black line as of January 28, 2020, and present consolidated financial statements of the predecessor for periods prior to January 28, 2020 and consolidated information of the successor for periods following January 28, 2020. On September 9, 2020, Worldwide Vision Limited merged with and into Buzz Finco L.L.C., a Delaware limited liability company and an indirect subsidiary of Bumble Holdings, with Buzz Finco L.L.C. surviving such merger.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“2020 Form 10-K” refers to Bumble Inc.’s Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission.

•

“Badoo App and Other Average Revenue per Paying User” or “Badoo App and Other ARPPU” is a metric calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

•

a “Badoo App and Other Paying User” is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

•

“Badoo App and Other Revenue” is revenue derived from purchases or renewals of a Badoo subscription plan and/or in-app purchases on the Badoo app in the relevant period, purchases on one of our other apps that we owned and operated in the relevant period, purchases on other third party apps that used our technology in the relevant period and advertising, partnerships or affiliates revenue in the relevant period.

•

“Blocker Companies” refer to certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders held interests, as described under “Organizational Structure—Blocker Restructuring.”

•

“Bumble,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the Sponsor Acquisition, to Worldwide Vision Limited, a Bermuda exempted limited company, and its consolidated subsidiaries, (2) after the Sponsor Acquisition but prior to the consummation of the IPO Transactions described under “Organizational Structure—IPO Transactions,” to Buzz Holdings L.P., a Delaware limited partnership and its consolidated subsidiaries and (3) after the IPO Transactions described under “Organizational Structure—IPO Transactions,” to Bumble Inc. and its consolidated subsidiaries.

•

“Bumble App Average Revenue per Paying User” or “Bumble App ARPPU” is a metric calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

•

a “Bumble App Paying User” is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

•	“Bumble App Revenue” is revenue derived from purchases or renewals of a Bumble subscription plan and/or in-app purchases on the Bumble app in the relevant period.

•	“Bumble BFF” or “Bumble for Friends” is a mode within the Bumble app that enables users to form platonic connections.

•	“Bumble Bizz” is a mode within the Bumble app that enables users to form professional connections.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	“Bumble Date” is a mode within the Bumble app that enables users to form romantic connections.

•	“Blackstone” or “our Sponsor” refer to investment funds associated with Blackstone Inc.

•	“Co-Investor” or “Accel” refer to an affiliate of Accel Partners LP.

•	“Class B Units” refers to the interests in Bumble Holdings called “Class B Units” that were outstanding prior to the Reclassification.

•	“Common Units” refers to the new class of units of Bumble Holdings created by the Reclassification as described under “Organizational Structure,” and does not include Incentive Units.

•	“Continuing Incentive Unitholders” refers to certain pre-IPO holders of Class B Units who hold Incentive Units following the consummation of the Reorganization Transactions and the IPO Transactions.

•	“Converting Class B Unitholder” refers to pre-IPO holders of Class B Units that are not Continuing Incentive Unitholders.

•	“Founder” refers to Whitney Wolfe Herd, the founder of Bumble, our Chief Executive Officer and member of our board of directors, together with entities beneficially owned by her.

•

“High Vote Termination Date” means the earlier to occur of (i) seven years from the closing of our IPO and (ii) the date the parties to the stockholders agreement cease to own in the aggregate 7.5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units.

•

“Incentive Units” refers to the new class of units of Bumble Holdings created by the reclassification of the Class B Units in the Reclassification as described under “Organizational Structure.” The Incentive Units are “profit interests” having economic characteristics similar to stock appreciation rights and having the right to share in any equity value of Bumble Holdings above specified participation thresholds. Vested Incentive Units may be converted to Common Units and be subsequently exchanged for shares of Class A common stock as described under “Organizational Structure.”

•

“Incentive Unitholders” refers collectively to our Continuing Incentive Unitholders and eligible service providers that received Incentive Units at the time of the IPO in connection with such individual’s employment or service.

•	“IPO” refers to the initial public offering of our Class A common stock, which closed on February 16, 2021.

•	“IPO Transactions” refers to the offering of Class A common stock in our IPO and certain related transactions, as defined in “Organizational Structure—IPO Transactions.”

•	“monthly active user” or “MAU” represents the number of unique users that opened, visited or interacted with our apps in a given calendar month.

•	“Offering Transactions” refers to the offering of Class A common stock hereby and certain related transactions as described in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

•	“Pre-IPO Common Unitholders” refer to pre-IPO owners that hold Common Units following the reclassification of our capital structure as described under “Organizational Structure.”

•	“pre-IPO owners” refer to our Founder, our Sponsor, Co-Investor and management and other equity holders who are the owners of Bumble Holdings immediately prior to the IPO Transactions.

•

“Pre-IPO Shareholders” refer to pre-IPO owners that received shares of Class A common stock of Bumble Inc. pursuant to the Blocker Restructuring as defined and described in “Organizational Structure—Blocker Restructuring.”

•	“Principal Stockholders” refers collectively to our Founder and our Sponsor.

•	“Q2 2021 Form 10-Q” refers to Bumble Inc.’s Form 10-Q for the quarter ended June 30, 2021 filed with the Securities and Exchange Commission.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	“Reclassification” refers to the reclassification of the limited partnership interests of Bumble Holdings, as described in “Summary—Organizational Structure.”

•

“Reorganization Transactions” refers to the reclassification of the limited partnership interests of Bumble Holdings and certain related transactions in connection with our IPO, as defined in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings.”

•

“Sponsor Acquisition” refers to the acquisition on January 29, 2020 by our Sponsor of a majority stake in Worldwide Vision Limited and certain transactions related thereto, as described in “Certain Relationships and Related Person Transactions—Sponsor Acquisition.”

•

“Total Average Revenue per Paying User” or “Total ARPPU” is a metric calculated based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

•	“Total Paying Users” is the sum of Bumble App Paying Users and Badoo App and Other Paying Users.

•	“Total Revenue” is the sum of Bumble App Revenue and Badoo App and Other Revenue.

•	“user” is a user ID (“UID”), a unique identifier assigned during registration.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional                 shares of Class A common stock from the selling stockholders.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including the section entitled “Risk Factors” in this prospectus, the documents incorporated by reference in this prospectus and the consolidated financial statements and the related notes thereto incorporated by reference in this prospectus, before you decide to invest in shares of our Class A common stock.

Who We Are

Bumble was founded because we noticed two different, yet related issues in our society: antiquated gender norms, and a lack of kindness and accountability on the internet. We observed that women were often treated unequally in society, especially in romantic relationships. At the same time, social networks created possibilities for connections, but they were focused on connections with people you already know and lacked guardrails to encourage better behavior online.

We created Bumble to change this. The Bumble brand was built with women at the center—where women make the first move. Our platform is designed to be safe and empowering for women, and, in turn, provides a better environment for everyone. We are leveraging innovative technology solutions to create a more inclusive, safe and accountable way to connect online for all users regardless of gender.

Our platform enables people to connect and build equitable and healthy relationships on their own terms. We believe there is a significant opportunity to extend our platform beyond online dating into healthy relationships across all areas of life: love, friendships, careers and beyond. By empowering women across all of their relationships, we believe that we have the potential to become a preeminent global women’s brand.

Today, Bumble operates two apps, Bumble and Badoo, where over 40 million users come on a monthly basis to discover new people and connect with each other in a safe, secure and empowering environment. We are a leader in the fast-growing online dating space, which has become increasingly popular over the last decade and is now the most common way for new couples to meet in the United States according to a study published by Proceedings of the National Academy of Sciences (“PNAS”).

Bumble and Badoo are two of the highest grossing online dating mobile applications globally, as of July 31, 2021, according to Sensor Tower, with Bumble and Badoo ranking among the top five grossing iOS lifestyle apps in 54 and 102 countries, respectively. We generated $542.2 million and $40.0 million of revenue in the period from January 29, 2020 to December 31, 2020 and in the period from January 1, 2020 to January 28, 2020, respectively. We generated $356.9 million of revenue for the six months ended June 30, 2021.

•

The Bumble app, launched in 2014, is one of the first dating apps built with women at the center. On Bumble, women make the first move. Bumble is a leader in the online dating sector across several countries, including the United States, United Kingdom, Australia and Canada. We believe that because women feel more confident and empowered on our platform, they are more engaged than on other dating apps. As a result, we believe that Bumble has one of the highest percentages of women Paying Users among dating apps. According to OC&C Strategy Consultants LLP, UK (“OC&C”), within the North America freemium market, Bumble has approximately 30% more female users for every male user compared to the gender mix of users in the market who do not use Bumble. Additionally, according to OC&C, a higher percentage of Bumble’s female users convert to payers than the market average. We had approximately 1.4 million Bumble App Paying Users during the six months ended June 30, 2021.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

The Badoo app, founded by Andrey Andreev and launched in 2006, was one of the pioneers of web and mobile free-to-use dating products. Badoo’s mantra of “Date Honestly” extends our focus on building meaningful connections to everyone. Badoo continues to be a market leader in Europe and Latin America and is diversified across geographies as a top three grossing iOS lifestyle app in 73 countries as of July 31, 2021. We had approximately 1.5 million Badoo App and Other Paying Users during the six months ended June 30, 2021.

Bumble is more than our apps—we are powering a movement. Our mission-first strategy ensures that values guide our business decisions and our business performance enables us to drive impact. Our strategy is anchored by our powerful brand, product leadership, operational excellence and impact initiatives. Our scale helps us continuously innovate the user experience, enhance brand awareness and operate a durable business model. Examples of how our mission drives our business include:

•

We purpose-built the Bumble app with features designed to empower women, giving them more control in relationships. We believe that by empowering women through rewriting relationship dynamics, we can make the world better for everyone.

•

We extend the values underpinning Bumble through Badoo’s focus on becoming the leading platform for honest dating. We have also redesigned Badoo’s product features for safety and security enabling a more equitable, inclusive, safe and accountable way to connect online.

•

We enhance our brand through impact initiatives beyond our apps, including initiatives such as policy advocacy to ban unwanted lewd images online and our commitment to invest in women founders through the Bumble Fund (our early-stage, corporate investing vehicle focused primarily on businesses founded and led by women of color).

•	We enhance our brand through marketing campaigns centered around elevating women, including the “Be the CEO Your Parents Wanted You to Marry” and “Believe Women” campaigns.

As we grow and execute on our mission, we will continue to increase our brand awareness, which we believe will attract more people to our platform.

Our users connect deeply with our brand, making it a powerful marketing tool which generates word of mouth virality and strong, efficient user acquisition. As our community continues to grow, user engagement and monetization increase. These increases enable us to reinvest in product innovation and marketing and, in turn, attract more people to our platform. This results in powerful network effects, driving growth and strong unit economics.

We believe that the best way to compete in a world where people have multiple ways to connect is through product innovation. We uniquely design our products to facilitate engagement prioritizing safety and accountability across the user experience. We continuously collect user feedback, which informs our product development roadmap. The more we know about our community’s interests, the better we can innovate products that maximize their chances of making connections most likely to turn into the relationships they are looking for. The Bumble and Badoo apps share a common infrastructure, which allows insights to be shared between apps. Our shared infrastructure, built by a global team of engineers with expertise in mobile app and server development, data science, and machine learning, is also critical to providing our users with personalized and superior experiences. Our team has a strong track record of product leadership in online dating. We were among the first major dating apps to:

•	Introduce automated photo verification as a safety feature (2016).

•	Launch in-app video chat (2016).

•	Leverage machine-learning capabilities to blur unsolicited lewd images (2019).

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We see significant upside in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating both in the United States and globally and increasing propensity to pay for online dating. We started with online dating and now have insights from our community that have encouraged us to extend Bumble into many more areas of life. We have built our platform with the flexibility to pursue these opportunities in the future. For example, we are in the early stages of building products for platonic friendships and business networking with Bumble BFF and Bumble Bizz, respectively. There are approximately 3.8 billion women globally, of which approximately 1.1 billion are single and 1.8 billion are working. Women are often the household’s primary decision maker and are estimated to have over $30 trillion of purchasing power globally; yet technology platforms are not being built specifically with women in mind. We believe that there is a significant opportunity to build on our foundation as a technology platform centered on women to become a preeminent global women’s brand. Wherever women go, we can go too.

Our financial model is characterized by a rare combination of growth, scale, strong profitability and cash flow generation. Both the Bumble and Badoo apps monetize via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. These features maximize our users’ probability and speed of developing meaningful connections.

For the period from January 29, 2020 to December 31, 2020, the period from January 1, 2020 to January 28, 2020 and the year ended December 31, 2019, we generated:

•	Total Revenue of $542.2 million, $40.0 million and $488.9 million, respectively;

•	Bumble App Revenue of $337.2 million, $23.3 million and $275.5 million, respectively;

•	Badoo App and Other Revenue of $205.0 million, $16.7 million and $213.4 million, respectively;

•	Net (Loss) Earnings of $(110.2) million, $(32.6) million and $85.8 million, respectively, representing Net (Loss) Earnings Margins of (20.3)%, (81.4)% and 17.6% respectively;

•	Adjusted EBITDA of $143.1 million, $9.4 million and $101.8 million respectively, representing Adjusted EBITDA Margins of 26.4%, 23.4% and 20.8%, respectively;

•

Net cash provided by (used in) operating activities of $56.3 million, $(3.3) million and $101.4 million, respectively, and Operating Cash Flow Conversion of (51.1%), 10.2% and 118.1%, respectively; and

•	Free Cash Flow of $45.6 million, $(4.4) million and $91.7 million, respectively, representing Free Cash Flow Conversion of 31.9%, (46.4)% and 90.1%, respectively.

For the six months ended June 30, 2021, the period from January 29, 2020 to June 30, 2020, and the period from January 1, 2020 to January 28, 2020 we generated:

•	Total Revenue of $356.9 million, $214.3 million and $40.0 million, respectively;

•	Bumble App Revenue of $240.0 million, $128.9 million and $23.3 million, respectively;

•	Badoo App and Other Revenue of $117.0 million, $85.4 million and $16.7 million, respectively;

•	Net earnings (loss) of $312.3 million, $(61.3) million and $(32.6) million, respectively, representing net earnings (loss) margins of 87.5%, (28.6)% and (81.4)%, respectively;

•	Adjusted EBITDA of $98.0 million, $45.2 million and $9.4 million, respectively, representing Adjusted EBITDA Margins of 27.4%, 21.1% and 23.4%, respectively;

•	Net cash used in operating activities of $31.4 million, $35.8 million and $3.3 million, respectively, and Operating Cash Flow Conversion of (10.1)%, 58.4% and 10.2%, respectively; and

•	Free Cash Flow of $(37.0) million, $(39.2) million and $(4.4) million respectively, representing Free Cash Flow Conversion of (37.8)%, (86.7)% and (46.4)%, respectively.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion to the most directly comparable GAAP financial measures, information about why we consider Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion useful and a discussion of the material risks and limitations of these measures, please see “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our 2020 Form 10-K and “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our Q2 2021 Form 10-Q, in each case incorporated by reference in this prospectus.

Our Opportunity

According to a study published by PNAS, online dating is the most common way for couples to meet in the United States. As of 2017, approximately 40% of new couples met online, surpassing bars, restaurants, and friends as the top source. However, adoption of online dating in the United States and globally has substantial runway. The market is buoyed by tailwinds including increased mobile phone penetration, delayed marriage and changing cultural norms around marriage and dating. Because of the unparalleled ease and convenience of finding a potential date, we believe the adoption of online dating has significant upside.

Source: Michael J. Rosenfeld, Reuben J. Thomas, and Sonia Hausen. 2019. “Disintermediating your Friends: How online dating in the United States displaces other ways of meeting.” Proceedings of the National Academy of Sciences 116:17753–17758. https://www.pnas.org/content/116/36/17753.

OC&C estimates that North America—defined as the United States and Canada—is the largest online dating market with approximately 44 million monthly active users of online dating representing an online dating market of approximately $2.0 billion as of 2020. OC&C estimates that on a global basis—defined to exclude China—there are approximately 190 million monthly active users of online dating representing a global online dating market of approximately $5.3 billion as of 2020. The North American online dating market is projected to grow approximately 11% annually from approximately $2.0 billion in 2020 to approximately $3.4 billion in 2025 and the global market is projected to grow approximately 13% annually from approximately $5.3 billion in 2020 to approximately $9.9 billion in 2025. Within the dating market, the freemium segment in North America is projected to grow approximately 16% annually from approximately $1.3 billion in 2020 to approximately $2.7 billion in 2025, and the global freemium segment is projected to grow approximately 18% annually from approximately $3.3 billion in 2020 to approximately $7.7 billion in 2025. The primary drivers of market growth include a growing singles population (defined as unmarried people), further penetration of online dating and

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

increased monetization. We also see greenfield opportunities in emerging markets, including several countries with far more challenging gender dynamics that can benefit from our mission.

While there are significant benefits to scale, we believe that online dating is not a “winner-take-all” market, with people using or having an average of two different apps installed on their phones at the same time to help diversify their network and maximize the probability of finding successful connections. Our scale, mission-driven brand and consistent product innovation position us well to be a top app choice for users.

Our Value Proposition to Our Community

Our goal is to create meaningful connections and healthy relationships for everyone. The Bumble app is helping redefine centuries-old gender dynamics to create a more equitable and balanced environment. The Badoo app encourages honesty in all connections. The values underpinning our mission extend across both apps to create more inclusive, safe spaces to meet and engage with new people.

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Meaningful Connections and Healthy Relationships. Whether a lifelong partnership or a great first date, we strive to provide users the tools to find what they are looking for. We are fundamentally changing people’s lives, and that is reflected in our loyal community who serve as advocates for our platform long after they have stopped daily usage.

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Trust and Safety. We are focused on the trust and safety of our community. We have a zero-tolerance policy against misogynistic, abusive, and inappropriate behavior. We have reinforced that emphasis of online accountability through technology to support safety and security, including being among the first major dating apps to launch features such as video chat, to blur unwanted lewd images, and to introduce automated photo verification.

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Innovative Features. Singles turn to online dating because it provides them the opportunity to seamlessly meet new people virtually. Our obsession with every detail in the user journey drives our hyper-focus on continuously developing new features that keep the user experience fresh, fun, engaging and impactful. We especially emphasize product and feature development geared towards women on the Bumble app.

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A Large, Growing, Engaged Community. We have created a large, growing and engaged community with approximately 2.9 million average Total Paying Users as of June 30, 2021, up 24.9% from June 30, 2020. The sheer scale of our platform creates powerful network effects, with more users on the platform improving selection, which improves user experience and drives even more users to our platform.

Our Strengths

We believe the following strengths will drive our continued success in the fast-growing online dating market and beyond.

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Mission-Driven Brand Which Resonates Deeply With Users: Bumble is building a preeminent global women’s brand founded to address antiquated gender norms and a lack of kindness and accountability on the internet. We built brand recognition through a commitment to empowering women, which is integral to every decision we make—from the product features we launch to our marketing campaigns to our policy advocacy and philanthropic work.

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Relentless Focus on Product Leadership to Improve User Experience: We have been focused on transforming online dating user experiences through products designed to ensure safety and accountability. We were among the first major dating apps to introduce automated photo verification, to launch in-app video chat, and to leverage machine-learning capabilities to blur unsolicited lewd

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

images. Badoo was one of the first online dating apps to implement a freemium business model, via opt-in subscriptions as a form of monetization.

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Fully Integrated Platform Accelerates Innovation and Drives Operational Efficiency: Our apps are powered by a platform that is fully integrated across technology infrastructure, product, marketing and operations. We believe this approach is a competitive advantage, enabling us to innovate and grow quickly and efficiently in both dating and new categories as well as in existing and new geographies. We share insights about user adoption and behavior, monetization, product and marketing across our entire business.

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Strong Profitability and Cash Flow Generation Enables Reinvestment and Delivers Long-Term Value: We have maintained a balanced approach to investment for growth and profitability for the last decade. We have increased our margin over time while continuing to invest in our brand, product innovation and technology platform. We believe that our fully integrated platform across the Bumble and Badoo apps will continue to drive significant operating leverage over the long-term. Our strong profitability and cash flow generation enables us to continue to reinvest in our growth.

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Founder-Led, Seasoned Management Team to Lead Growth: Our leadership team is comprised of seasoned executives with a proven track record of scaling dating, technology, and other consumer businesses profitably. We are aligned, inspired, and energized by our opportunity to build a next generation consumer technology platform and a preeminent global women’s brand.

Our Growth Strategies

We see significant upside in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating and increasing propensity for users to pay. We started with online dating and believe that our brand combined with our innovative product development and technology platform uniquely enables us to expand in dating and extend to new categories in both existing and new markets. We are focused on the following areas to drive our growth:

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Growing Users in Existing Markets: We believe that there is significant upside to our adoption in the markets in which we currently operate. Our priorities include continuing to attract new users to the Bumble app in North America through brand marketing and product innovation, as well as increasing spend on Badoo app marketing where there has historically been less of a focus on brand investment.

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Growing Users in New Markets: We are in the early stages of expanding the Bumble app globally. Our early proof points from launches in new markets in Europe, Asia, and Latin America encourage us to invest in our global expansion. We benefit from our 10+ years of insights into dating behaviors and established local operations across Badoo’s footprint to launch new markets. The power of Bumble’s mission and brand, coupled with our marketing expertise, helps us expand efficiently.

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Investment in Product Innovation, Machine Learning and Data Science: We will continue to invest in new dating products and features to enhance our existing users’ experience and to attract new users. We also plan to invest in innovation by leveraging the power of machine learning and data science to drive better outcomes for users and further improve our user acquisition efficiency.

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Increasing Monetization: We are still early in our monetization journey and expect to increase paying users and average revenue per paying user over time. We will develop new monetization features and improve existing features in order to increase adoption of in-app purchases and our subscription programs. We will also test new pricing strategies, including different pricing tiers and user segmentation.

•	Expanding Into New Categories Beyond Dating: Our brand and product are designed to encourage women to go after whatever they want, not just in love but in life and work as well. We have insights

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

from our community that we believe will enable us to extend Bumble into all areas of life and have built our platform with the flexibility to do so. We are in the early stages of building products for platonic friendships and business networking with Bumble BFF and Bumble Bizz, respectively. We plan to begin investing in marketing and product and to develop a monetization strategy for Bumble BFF, Bumble Bizz and other potential new categories.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of approximately $684 billion as of June 30, 2021.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

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exemption from any requirement of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until December 31, 2026 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) December 31, 2026; (2) the first fiscal year after our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

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If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to paying users, our revenue, financial results and business may be significantly harmed.

•	The dating industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

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Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

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Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, it could materially adversely affect our business, financial condition and results of operations.

•	If we are not able to maintain the value and reputation of our brands, our ability to expand our base of users may be impaired, and our business and financial results may be harmed.

•	Changes to our existing brands and products, or the introduction of new brands or products, could fail to attract or retain users or generate revenue and profits.

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Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.

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If the security of personal and confidential or sensitive user information that we maintain and store is breached, or otherwise accessed by unauthorized persons, it may be costly to remediate such breach and our reputation could be harmed.

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We are subject to a number of risks related to credit card payments, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

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If we are unable to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property, it could materially adversely affect our business.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Our success depends, in part, on our ability to access, collect, and use personal data about our users and payers, and to comply with applicable data privacy laws.

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Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

•	Our Sponsor and our Founder control us and their interests may conflict with ours or yours in the future.

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The outsized voting rights of our Principal Stockholders have the effect of concentrating voting control with our Principal Stockholders, limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

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We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Please see “Risk Factors” in our 2020 Form 10-K which is incorporated by reference herein for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Organizational Structure

The simplified diagram below depicts our organizational structure prior to the offering. For additional detail, see “Organizational Structure.”

(1)

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Class B common stock generally provides each of the Pre-IPO Common Unitholders with a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) held by such Pre-IPO Common Unitholder. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders are entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitles such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Immediately following this offering, our Principal Stockholders will hold     % of the voting power in Bumble Inc. For additional information, see “Organizational Structure—Organizational Structure Following the IPO” and “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)	Immediately following this offering, our Founder, our Sponsor and the other Pre-IPO Common Unitholders will hold %, %, and % of the outstanding Common Units of Bumble Holdings, respectively.
(3)

Assuming such Incentive Units are fully vested, at the time of this offering,                 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming such Incentive Units are fully vested and converted to Common Units) that are held by the Incentive Unitholders may be converted. For additional information, see

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

“Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”
(4)	Certain intermediate holding companies that are not material to this offering have been omitted from the structure chart.

Corporate Information

Bumble Inc. was incorporated in Delaware on October 5, 2020. Our principal executive offices are located at 1105 West 41st Street, Austin, Texas 78756 and our telephone number is (512) 696-1409.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Class A common stock offered by the selling stockholders	shares (plus up to an additional shares at the option of the underwriters).

Class A common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming exchange of all Common Units held by the Pre-IPO Common Unitholders	187,865,523 shares (which does not reflect any shares of Class A common stock issuable in exchange for as-converted Incentive Units or upon settlement of certain other interests). For additional information, see “—Organizational Structure.”

Voting power held by investors in this offering after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds	We will not receive any proceeds from the sale of the shares of our Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

Voting rights	In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

The Pre-IPO Unitholders hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights but generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders is entitled to outsized voting rights as

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitles such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

Dividend policy	The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Bumble Holdings) to us, and such other factors as our board of directors may deem relevant. Shares of Class B common stock will not entitle their holders to any dividends.

Bumble Inc. is a holding company and has no material assets other than its equity interest in Bumble Holdings. We intend to cause Bumble Holdings to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Bumble Holdings makes such distributions to Bumble Inc., the other holders of Common Units and any participating Incentive Units (as described below) will be entitled to receive equivalent pro rata distributions. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units have the benefit of adjustment provisions that reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

Exchange rights of holders of Common Units and Incentive Units	Prior to our IPO, we entered into an exchange agreement with the holders of our Common Units so that they may (subject to the terms of the exchange agreement) exchange their Common Units (including

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock of Bumble Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Subject to certain restrictions, the holders of vested Incentive Units have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that generally are equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.” Common Units received upon conversion are exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests.

Tax receivable agreement

Prior to the completion of our IPO, we entered into a tax receivable agreement with certain of our pre-IPO owners that provided for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in our IPO, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after our IPO, including the exchange of Common Units for shares of our Class A common stock by the selling stockholders in connection with this offering, (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (as defined below) (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Bumble Inc. and not of Bumble Holdings. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Certain U.S. federal income and estate tax consequences to non-U.S. holders	For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Nasdaq trading symbol	“BMBL”

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders;

•	shares of Class A common stock issuable upon exchange of Common Units that will be held by the Pre-IPO Common Unitholders immediately following this offering;

•	27,901,042 additional shares of Class A common stock that may be granted under the Bumble Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”); and

•	4,500,000 shares of our Class A common stock available for issuance under the Bumble Inc. 2021 Employee Stock Purchase Plan (the “ESPP”).

See “Part III—Item 11—Executive Compensation—Compensation Arrangements Adopted in Connection with our IPO” in our 2020 Form 10-K incorporated by reference in this prospectus.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data

The following table presents the summary historical consolidated financial and other data for Bumble Holdings and Worldwide Vision Limited, the accounting predecessor of Bumble Holdings, and its subsidiaries, and the summary pro forma condensed consolidated financial and other data for Bumble Inc. for the periods and at the dates indicated. Bumble Inc. is a holding company, and its sole material asset is a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. operates and controls all of the business and affairs of Bumble Holdings, has the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conducts our business. Bumble Inc. consolidates Bumble Holdings on its consolidated financial statements and records a non-controlling interest related to the Common Units held by our Pre-IPO Common Unitholders and the Incentive Units held by our Incentive Unitholders on its consolidated balance sheet and statement of operations. The reorganization was accounted for as a reorganization of entities under common control.

The summary unaudited condensed consolidated statements of operations data and statements of cash flows data presented below for the six months ended June 30, 2021, for the period from January 29, 2020 to June 30, 2020, for the period from January 1, 2020 to January 28, 2020 and the summary unaudited condensed consolidated balance sheet data presented below as of June 30, 2021 have been derived from the unaudited condensed consolidated financial statements included within the Q2 2021 Form 10-Q incorporated by reference in this prospectus. The summary consolidated statements of operations data and statements of cash flows data presented below for the period from January 29, 2020 to December 31, 2020, for the period from January 1, 2020 to January 28, 2020, and for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data presented below as of December 31, 2020 and 2019 have been derived from the consolidated financial statements included within the 2020 Form 10-K incorporated by reference in this prospectus.

Bumble Inc. had no significant business transactions or activities prior to the Reorganization Transactions, and, as a result, the historical financial information reflects that of Bumble Holdings.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Description of Certain Indebtedness” included elsewhere in this prospectus and “Part II—Item 6—Selected Financial Data,” “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included in our 2020 Form 10-K and “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included in our Q2 2021 Form 10-Q, in each case incorporated by reference in this prospectus.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The summary unaudited pro forma condensed consolidated financial data of Bumble Inc. presented below has been derived from our consolidated financial statements included in our 2020 Form 10-K and our Q2 2021 Form 10-Q in each case incorporated by reference in this prospectus. The summary unaudited pro forma condensed consolidated balance sheet data as of June 30, 2021, gives pro forma effect to the Offering Transactions as if they had occurred on June 30, 2021. The summary unaudited pro forma condensed consolidated statements of operations data for the six months ended June 30, 2021 and the year ended December 31, 2020, gives pro forma effect to those certain transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information” as if they had occurred on January 1, 2020. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Bumble Inc.			Buzz Holdings L.P.		Worldwide Vision Limited
	Unaudited Pro Forma		Historical
(Amounts in thousands)	Six Months Ended, June 30, 2021	Year Ended December 31, 2020	Six Months Ended, June 30, 2021	Period from January 29 to June 30, 2020	Period from January 29 to December 31, 2020	Period from January 1 to January 28, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Summary Statements of Operations Data:
Revenue	$	$	$356,930	$214,287	$542,192	$39,990	$488,940	$360,105
Operating costs and expenses:
Cost of revenue			98,544	58,494	146,629	10,790	139,767	110,259
Selling and marketing expense			96,549	66,767	152,588	11,157	142,902	93,605
General and administrative expense			169,905	80,162	178,615	44,907	67,079	128,981
Product development expense			59,966	17,055	46,994	4,087	39,205	37,517
Depreciation and amortization expense			53,860	40,345	91,767	408	6,734	5,957

Total operating costs and expenses			478,824	262,823	616,593	71,349	395,687	376,319

Operating (loss) earnings			(121,894)	(48,536)	(74,401)	(31,359)	93,253	(16,214)
Interest (expense) income			(13,650)	(9,785)	(22,134)	50	202	4
Other income (expense), net			11,722	(547)	(5,525)	(882)	(1,473)	(4,428)

(Loss) earnings before tax			(123,822)	(58,868)	(102,060)	(32,191)	91,982	(20,638)
Income tax (provision) benefit			436,117	(2,406)	(8,126)	(365)	(6,138)	(3,031)

Net (loss) earnings			312,295	(61,274)	(110,186)	(32,556)	85,844	(23,669)

Net (loss) earnings attributable to noncontrolling interests			(22,412)	(64)	808	1,917	19,698	(2,150)

Net (loss) earnings attributable to Bumble Inc. shareholders / Buzz Holdings L.P. owners	$	$	$334,707	$(61,210)	$(110,994)	$(34,473)	$66,146	$(21,519)

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Bumble Inc.		Buzz Holdings L.P.		Worldwide Vision Limited
	Unaudited Pro Forma	Historical
(Amounts in thousands)	Six Months Ended, June 30, 2021	Six Months Ended, June 30, 2021	Period from January 29 to June 30, 2020	Period from January 29 to December 31, 2020	Period from January 1 to January 28, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$	$252,021		$128,029		$57,449
Total assets		3,754,630		3,637,268		210,298
Total debt		624,233		826,214		—
Total liabilities		1,267,122		1,552,487		180,616
Total shareholders’ / owners’ equity		2,487,508		2,084,781		29,682
Summary Statements of Cash Flows Data:
Net cash provided by (used in) operating activities		$(31,439)	$(35,799)	$56,261	$(3,306)	$101,392	$71,766
Net cash (used in) investing activities		(5,549)	(2,804,825)	(2,850,651)	(1,029)	(11,396)	(8,394)
Net cash provided by (used in) financing activities		160,621	2,933,476	2,866,236	—	(65,196)	(37,225)

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(Amounts in thousands, except ARPPU)	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	Unaudited
Summary Operational and Other Data:(1)
Bumble App Paying Users(2)	1,412.9	1,008.8	1,142.1	855.6	574.1
Badoo App and Other Paying Users(3)	1,452.4	1,285.5	1,363.4	1,195.0	1,319.0
Total Paying Users(4)	2,865.3	2,294.3	2,505.5	2,050.6	1,893.1
Bumble App ARPPU(5)	$28.31	$25.14	$26.30	$26.84	$23.57
Badoo App and Other ARPPU(6)	$12.80	$12.29	$12.69	$13.77	$11.80
Total ARPPU(7)	$20.45	$17.94	$18.89	$19.22	$15.37

(Amounts in thousands, except percentages)	Six Months Ended June 30, 2021	Period from January 29 to June 30, 2020	Period from January 29 to December 31, 2020	Period from January 1 to January 28, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Adjusted EBITDA(8)	$97,963	$45,247	$143,071	$9,371	$101,834	$65,766
Net earnings (loss) margin(8)	87.5%	(28.6)%	(20.3)%	(81.4)%	17.6%	(6.6)%
Adjusted EBITDA Margin(8)	27.4%	21.1%	26.4%	23.4%	20.8%	18.3%
Operating Cash Flow Conversion(9)	(10.1)%	58.4%	(51.1)%	10.2%	118.1%	(303.2)%
Free Cash Flow(8)	$(36,991)	$(39,231)	$45,629	$(4,351)	$91,718	$63,719
Free Cash Flow Conversion(8)	(37.8)%	(86.7)%	31.9%	(46.4)%	90.1%	96.9%

(1)

We use a number of operational and other metrics in order to evaluate performance and make decisions about our business. See “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2020 Form 10-K and “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included in our Q2 2021 Form 10-Q, in each case incorporated by reference in this prospectus for additional information regarding our use of these metrics.

(2)

A “Bumble App Paying User” is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(3)

A “Badoo App and Other Paying User” is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(4)	We define Total Paying Users as the sum of Bumble App Paying Users and Badoo App and Other Paying Users.
(5)

“Bumble App ARPPU,” or Bumble App Average Revenue per Paying User, is calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

(6)

“Badoo App and Other ARPPU,” or Badoo App and Other Average Revenue per Paying User, is calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

(7)

“Total ARPPU,” or Total Average Revenue per Paying User, is calculated based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

(8)

We define Adjusted EBITDA as net earnings (loss) excluding income tax (benefit) provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability, interest rate swaps and external investments, transaction and other costs and litigation costs net of insurance reimbursements that arise

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

outside of the ordinary course of business. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. We define Free Cash Flow as net cash provided by (used in) operating activities less capital expenditures. Free Cash Flow Conversion represents Free Cash Flow as a percentage of Adjusted EBITDA.

Management believes that certain financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“GAAP”) provide users of our financial information with useful supplemental information that enables a better comparison of our performance across periods. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the underlying continuing operating performance by excluding the impact of certain expenses, including income tax (benefit) provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability, interest rate swaps and external investments, transaction and other costs and litigation costs net of insurance reimbursements that arise outside of the ordinary course of business, as management does not believe these expenses are representative of our core earnings. In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we believe Free Cash Flow and Free Cash Flow Conversion provide useful information regarding how cash provided by operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe such metrics are widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities. We calculate Free Cash Flow and Free Cash Flow Conversion using methodologies that we believe can provide useful supplemental information to help investors better understand underlying trends in our business.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA and Adjusted EBITDA Margin excludes the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest (income) expense or the cash requirements to service interest or principal payments on our indebtedness, and Free Cash Flow does not reflect the cash requirements to service principal payments on our indebtedness;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the income tax (benefit) provision we are required to make; and

•	Free Cash Flow and Free Cash Flow Conversion do not represent our residual cash flow available for discretionary purposes and does not reflect our future contractual commitments.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net earnings (loss) to Adjusted EBITDA, the computation of Adjusted EBITDA Margin as compared to net earnings (loss) margin which is net earnings as a percentage of revenue, the reconciliation of net cash provided by operating activities to Free Cash Flow, and the computation of Free Cash Flow Conversion as compared to Operating Cash Flow Conversion, which is net cash provided by operating activities as a percentage of net earnings (loss), in each case set forth below.

The following table reconciles net earnings (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for the six months ended June 30, 2021, for the period from January 29, 2020 to June 30, 2020, for the period from January 29, 2020 to December 31, 2020, for the period from January 1, 2020 to January 28, 2020, and for the years ended December 31, 2019 and 2018:

	Six Months Ended June 30, 2021	Period from January 29, to June 30, 2021	Period from January 29 to December 31, 2020	Period from January 1 to January 28, 2020	Years Ended December 31,
					2019	2018
(Amounts in thousands, except percentages)
Net earnings (loss)	$312,295	$(61,274)	$(110,186)	$(32,556)	$85,844	$(23,669)
Add back:
Income tax (benefit) provision	(436,117)	2,406	8,126	365	6,138	3,031
Interest expense (income)	13,650	9,785	22,134	(50)	(202)	(4)
Depreciation and amortization	53,860	40,345	91,767	408	6,734	5,957
Stock-based compensation expense	75,739	4,176	27,468	336	2,160	255
Litigation costs, net of insurance proceeds(1)	1,775	1,000	(6,008)	—	—	75,738
Foreign exchange loss (gain)(2)	(8,639)	957	14,133	523	1,160	4,458
Changes in fair value of interest rate swaps(3)	(2,743)	—	1,586	—	—	—
Transaction and other costs(4)	16,024	47,852	66,251	40,345	—	—
Changes in fair value of contingent earn-out liability	72,438	—	27,800	—	—	—
Changes in fair value of external investments	(319)	—	—	—	—	—

Adjusted EBITDA	$97,963	$45,247	$143,071	$9,371	$101,834	$65,766

Net earnings (loss) margin(5)	87.5%	(28.6)%	(20.3)%	(81.4)%	17.6%	(6.6)%
Adjusted EBITDA Margin	27.4%	21.1%	26.4%	23.4%	20.8%	18.3%

(1)

Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. For additional information, refer to Note 17, Commitments and Contingencies, within the audited consolidated financial statements included in our 2020 Form 10-K and Note 16, Commitments and Contingencies, within the unaudited condensed consolidated financial statements included in our Q2 2021 Form 10-Q, in each case incorporated by reference in this prospectus.

(2)	Represents foreign exchange loss (gain) due to foreign currency transactions.
(3)	Represents fair value loss on interest rate swaps.
(4)	Represents legal, accounting, advisory fees and certain other costs related to our offerings, including the Sponsor Acquisition, our IPO and the Reorganization.
(5)

Net earnings margin for the six months ended June 30, 2021 includes a $441.5 million tax benefit related to the reversal of a deferred tax liability due to a restructuring of the Company’s international operations.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table reconciles net cash provided by (used in) operating activities, the most comparable GAAP financial measure, to Free Cash Flow for the six months ended June 30, 2021, for the period from January 29, 2020 to June 30, 2020, for the period from January 29, 2020 to December 31, 2020, for the period from January 1, 2020 to January 28, 2020, and for the years ended December 31, 2019 and 2018:

	Six Months Ended June 30, 2021	Period from January 29, to June 30, 2020	Period from January 29 to December 31, 2020	Period from January 1 to January 28, 2020	December 31,
					2019	2018
(Amounts in thousands, except percentages)
Net cash (used in) provided by operating activities	$(31,439)	$(35,799)	$56,261	$(3,306)	$101,392	$71,766
Less:
Capital expenditures	(5,552)	(3,432)	(10,632)	(1,045)	(9,674)	(8,047)

Free Cash Flow	(36,991)	(39,231)	45,629	(4,351)	$91,718	$63,719

Operating Cash Flow Conversion	(10.1)%	58.4%	(51.1)%	10.2%	118.1%	(303.2)%
Free Cash Flow Conversion	(37.8)%	(86.7)%	31.9%	(46.4)%	90.1%	96.9%

(9)	“Operating Cash Flow Conversion” is calculated based on net cash provided by (used in) operating activities as a percentage of net earnings (loss) in any measurement period.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks as well as those contained in our 2020 Form 10-K, including the information set forth under Item 1.A—Risk Factors—Risks Related to Ownership of our Class A Common Stock, together with the other information contained or incorporated by reference in this prospectus, before investing in shares of our Class A common stock.

Risks Related to this Offering

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering, you should not rely on information in public media that is published by third parties and you should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We cannot confirm the accuracy of such coverage. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering. As a result, you should carefully evaluate all of the information in this prospectus and rely only on the information contained in this prospectus in determining whether to purchase our shares of Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Stock markets and the price of our Class A shares may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that reflect our current views with respect to, among other things, our operations, our financial performance, our industry and the impact of COVID-19 on our business. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believe(s),” “expect(s),” “potential,” “continue(s),” “may,” “will,” “should,” “could,” “would,” “seek(s),” “predict(s),” “intend(s),” “trends,” “plan(s),” “estimate(s),” “anticipates,” “projection,” “will likely result” and or the negative version of these words or other comparable words of a future or forward-looking nature. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors” herein and in our 2020 Form 10-K, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein include market and industry data and forecasts that we have derived from independent consultant reports, including a report prepared by OC&C; publicly available information; various industry publications; other published industry sources, including Sensor Tower and Mixpanel; and our internal data and estimates. In addition, this prospectus includes market and industry data derived from the following study published by PNAS: Michael J. Rosenfeld, Reuben J. Thomas, and Sonia Hausen. 2019. “Disintermediating your Friends: How online dating in the United States displaces other ways of meeting.” Proceedings of the National Academy of Sciences 116:17753–17758. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Additionally, you should assume that any such information in documents that we have incorporated by reference is derived from sources and internal data and estimates available as of the date of such document incorporated by reference.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere or incorporated by reference in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented or incorporated by reference in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein or in documents incorporated by reference herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of our competitors. In addition, discussions herein or in documents incorporated by reference herein regarding our various end markets are based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

Projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent sources and by us.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our businesses, including, but not limited to, Bumble and Badoo. In addition, our names, logos, website domain names and addresses are our service marks or trademarks. Other trademarks, service marks, trade names and copyrighted materials appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, trade names, or copyrighted materials to imply a relationship with, endorsement or sponsorship of us by, any other companies.

Solely for convenience, certain trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ORGANIZATIONAL STRUCTURE

Organizational Structure Following the IPO

Bumble Inc. is a holding company, and its sole material asset is a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. operates and controls all of the business and affairs of Bumble Holdings, has the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conducts our business. The Reorganization Transactions (as defined below), whereby Bumble Inc. consolidated Bumble Holdings in its consolidated financial statements, was accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. include the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings, the accounting predecessor. Bumble Inc. consolidates Bumble Holdings on its consolidated financial statements and records a non-controlling interest related to the Common Units held by the Pre-IPO Common Unitholders and the Incentive Units held by our Incentive Unitholders on its consolidated balance sheet and statement of income.

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Common Units hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights but generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders are entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitles such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The voting power afforded to the holders of Common Units by their shares of Class B common stock is automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of this offering or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. If at any time the ratio at which Common Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure allows our Pre-IPO Common Unitholders and Incentive Unitholders to retain their equity ownership in Bumble Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units or Incentive Units, respectively. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in Bumble Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO Common Unitholders and

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Incentive Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure gives rise to any significant business or strategic benefit or detriment to us.

The simplified diagram below depicts our organizational structure prior to the offering.

(1)

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Class B common stock generally provides each of the Pre-IPO Common Unitholders with a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) held by such Pre-IPO Common Unitholder. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders are entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Immediately following this offering, our Principal Stockholders will hold     % of the voting power in Bumble Inc. For additional information, see “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)	Immediately following this offering, our Founder, our Sponsor and the other Pre-IPO Common Unitholders will hold %, %, and % of the outstanding Common Units of Bumble Holdings, respectively.
(3)

Assuming such Incentive Units are fully vested, at the time of this offering,                shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming such Incentive Units are fully vested and converted to Common

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Units) that are held by the Incentive Unitholders may be converted. For additional information, see “—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”
(4)	Please note that certain intermediate holding companies that are not material to this offering are omitted from the structure chart.

Incorporation of Bumble Inc.

Bumble Inc. was incorporated as a Delaware corporation on October 5, 2020. Bumble Inc. has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Bumble Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Blocker Restructuring

Prior to the completion of our IPO, certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders hold interests (the “Blocker Companies”) entered into certain restructuring transactions (such transactions, the “Blocker Restructuring”) resulted in the Pre-IPO Shareholders acquiring newly issued shares of Class A common stock in exchange for their ownership interests in the Blocker Companies and Bumble Inc. acquiring an equal number of outstanding Common Units.

Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings

Prior to the IPO, the capital structure of Bumble Holdings consisted of two different classes of limited partnership interests (Class A units and Class B Units). Prior to the completion of our IPO, the limited partnership agreement of Bumble Holdings was amended and restated to, among other things, modify its capital structure by reclassifying its outstanding Class A units (other than Class A units that were directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as “Common Units” and reclassifying its outstanding Class B Units (other than any Class B Units that were directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as “Incentive Units.” We refer to this reclassification (the “Reclassification”), together with the transactions described under “—Blocker Restructuring” as the “Reorganization Transactions.”

In connection with the Reclassification, all Class A units that were not reclassified into Common Units of Bumble Holdings were directly or indirectly exchanged for vested shares of Class A common stock. In addition, all vested and unvested Class B Units that were not reclassified into Incentive Units of Bumble Holdings were directly or indirectly exchanged for vested shares of Class A common stock (in the case of vested Class B Units) and restricted shares of Class A common stock (in the case of unvested Class B Units). The number of shares of Class A common stock delivered in respect of the Class B Units was determined based on the amount of proceeds that would be distributed to such Class B Units if the Company were to be sold at a value derived from the initial public offering price, and the intrinsic value of the shares of Class A common stock issued in respect of each Class B Unit has an intrinsic value equal to the hypothetical proceeds such Class B Units would have received. Such shares of Class A common stock are restricted shares of Class A common stock, to the extent such shares related to unvested Class B Units, or vested shares of Class A common stock, to the extent such shares related to vested Class B Units.

In addition, we granted options to purchase shares of Class A common stock under the Omnibus Incentive Plan to Converting Class B Unitholders whose Class B Units are converted in the Reclassification, in substitution for a portion of the economic benefit to which the Class B Units were entitled prior to our IPO that was not

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

reflected in the conversion of Class B Units to shares of Class A common stock. In addition, to ensure consistent treatment, phantom Class B units issued by an interest holder in Bumble Holdings (“Phantom Class B Units”), which had been issued primarily to employees and other service providers located outside of the United States (such individuals, the “Phantom Class B Unitholders”), were converted into restricted stock units, and we also granted options to purchase shares of Class A common stock under the Omnibus Incentive Plan to Phantom Class B Unitholders. For additional information regarding the conversion of the Class B Units, see “Part III—Item 11—Executive Compensation—Conversion of Class B Units and Phantom Class B Units” in our 2020 Form 10-K incorporated by reference in this prospectus.

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings, Bumble Inc. is the general partner of Bumble Holdings. Accordingly, Bumble Inc. has the right to determine when distributions will be made to the holders of Common Units and the amount of any such distributions. If Bumble Inc., as the general partner, authorizes a distribution, such distribution will be made to the holders of Common Units and any participating Incentive Units (as described below) pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially are not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units have the benefit of adjustment provisions that reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The holders of Common Units and Incentive Units in Bumble Holdings, including Bumble Inc., incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bumble Holdings. Net profits and net losses of Bumble Holdings are generally allocated to its partners (including Bumble Inc.) pro rata in accordance with the percentages of their respective Common Units or Incentive Units held (to the extent the participation threshold has been reached, in the case of Incentive Units), except as otherwise required by law. The amended and restated limited partnership agreement provides for cash distributions to the holders of Common Units and Incentive Units if Bumble Inc. determines that the taxable income of Bumble Holdings will give rise to taxable income for the holders of Common Units or Incentive Units. In accordance with the amended and restated limited partnership agreement, we intend to cause Bumble Holdings to make cash distributions to the holders of Common Units or Incentive Units in Bumble Holdings, including us, for purposes of funding their tax obligations in respect of the income of Bumble Holdings that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of Bumble Holdings allocated to the holder of Common Units or Incentive Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units). See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”

Subject to certain restrictions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the holders of vested Incentive Units have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that are generally equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). Common Units received upon conversion are exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement as described below. An unvested Incentive Unit is not exchangeable unless and until such Incentive Unit vests. The Incentive Units will automatically be converted into Common Units in accordance with the foregoing formula on the date that is seven years from the date of the Reclassification.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exchange Agreement

We and the holders of outstanding Common Units entered into an exchange agreement at the time of our IPO under which they (or certain permitted transferees thereof) have the right on a quarterly basis (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, subject to certain requirements, our Sponsor and our Founder are generally permitted to exchange Common Units for our Class A common stock from and after the closing of our IPO provided that the number of Common Units surrendered in such exchanges during any 30 calendar day period represent, in the aggregate, greater than 2% of total interests in partnership capital or profits. Any Class A common stock received by our Sponsor or our Founder in any such exchange during the applicable restricted periods is subject to the restrictions described in such section. The exchange agreement also provides that a holder of Common Units does not have the right to exchange Common Units if Bumble Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Bumble Inc. to which the holder of Common Units may be subject. Bumble Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Bumble Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Common Units for shares of Class A common stock, the number of Common Units held by Bumble Inc. is correspondingly increased as it acquires the exchanged Common Units. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax Receivable Agreement

Prior to the completion of our IPO, we entered into a tax receivable agreement with certain of our pre-IPO owners that provided for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in our IPO, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after our IPO, including the exchange of Common Units for shares of our Class A common stock by the selling stockholders in connection with this offering, (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Bumble Inc. and not of Bumble Holdings. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

IPO Transactions

On February 16, 2021, Bumble Inc. completed its initial public offering of our Class A common stock in which it issued and sold 57.5 million shares of Class A common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares). The shares were sold at an initial offering price of $43.00 per share, which generated net proceeds of approximately $2,361.2 million after

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

deducting underwriting discounts and commissions of $111.3 million. We estimated that we incurred offering expenses of approximately $21.3 million. The Company used the proceeds (net of underwriting discounts) from the issuance of 9.0 million shares ($369.6 million) in the IPO to purchase an equivalent number of newly issued Common Units from Bumble Holdings, which Bumble Holdings in turn used to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $148.3 million for general corporate purposes, and to bear all of the expenses of the IPO. We used the proceeds from the issuance of 48.5 million shares ($1,991.6 million) in the IPO (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from certain entities affiliated with Blackstone Inc.

At the time of the consummation of the IPO, Bumble Inc. consummated the purchase, for cash, of newly issued Common Units from Bumble Holdings and the acquisition or redemption of outstanding equity interests from our pre-IPO owners, in each case at a purchase price per unit or share equal to the initial public offering price per share of Class A common stock in the IPO net of underwriting discounts and commissions, as described further above. The issuance of such newly issued Common Units by Bumble Holdings to Bumble Inc. correspondingly diluted the ownership interests of our pre-IPO owners in Bumble Holdings. See “Principal and Selling Stockholders” for more information regarding the proceeds from our IPO that were paid to our directors and named executive officers. Accordingly, following our IPO Bumble Inc. holds a number of Common Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Bumble Holdings as a single Common Unit.

We refer to the foregoing transactions as the “IPO Transactions.”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our Class A common stock offered by the selling stockholders (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholders).

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRICE RANGE OF CLASS A COMMON STOCK

Shares of our Class A common stock began trading publicly on Nasdaq under the symbol “BMBL” on February 11, 2021. Prior to that time there was no public market for shares of our Class A common stock. There is no trading market for shares of our Class B common stock.

As of July 30, 2021, there were 111 holders of record of shares of our Class A common stock and 20 holders of record of shares of our Class B common stock. This shareholder figure does not include a substantially greater number of holders whose shares are held of record by the banks, brokers and other financial institutions. The following table sets forth the high and low sales prices for shares of our Class A common stock as reported by Nasdaq for the indicated periods.

Year ending December 31, 2021	High	Low
First Quarter ended March 31, 2021 (from February 11, 2021)	$84.80	$57.40
Second Quarter ending June 30, 2021	$64.78	$38.91
Third Quarter ending September 30, 2021 (through August 20, 2021)	$58.64	$44.24

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Bumble Inc. is a holding company and has no material assets other than its ownership of Common Units in Bumble Holdings. We intend to cause Bumble Holdings to make distributions to us in an amount sufficient to cover our taxes, expenses and obligations under the tax receivable agreement as well as any cash dividends declared by us. If Bumble Holdings makes such distributions to Bumble Inc., the other holders of Common Units and any participating Incentive Units (as described below) will also be entitled to receive distributions pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The amended and restated limited partnership agreement of Bumble Holdings provides that pro rata cash distributions be made to holders of Common Units (including Bumble Inc.) at certain assumed tax rates, which we refer to as “tax distributions.” Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units). See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.” We anticipate that amounts received by Bumble Inc. may, in certain periods, exceed Bumble Inc.’s actual tax liabilities and obligations to make payments under the tax receivable agreement. We expect that Bumble Inc. will use any such excess cash from time to time: to fund repurchases of its Class A common stock; to acquire additional newly issued Common Units from Bumble Holdings at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Common Units, to maintain 1:1 parity between Common Units and shares of Class A common stock. See “Part I—Item 1A—Risk Factors—Risks Related to Our Organizational Structure—Bumble Inc. is a holding company and its only material asset is its interest in Bumble Holdings, and it is accordingly dependent upon distributions from Bumble Holdings to pay taxes, make payments under the tax receivable agreement and pay dividends” in our 2020 Form 10-K incorporated by reference in this prospectus.

The agreements governing our Senior Secured Credit Facilities contain a number of covenants that restrict, subject to certain exceptions, Bumble Holdings’ ability to pay dividends to us. See “Description of Certain Indebtedness.”

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Bumble Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Bumble Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Bumble Holdings are generally subject to similar legal limitations on their ability to make distributions to Bumble Holdings.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021 and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 present our consolidated financial position and results of operations after giving effect to the following transactions (collectively, the “Transactions”):

•	the Sponsor Acquisition, as described and defined in “Certain Relationships and Related Person Transactions—Sponsor Acquisition,” and the related financing under the Senior Secured Credit Facilities;

•	the Distribution Financing Transaction, as described and defined below;

•	the Reorganization Transactions, as described and defined under “Organizational Structure”;

•	the IPO Transactions; and

•	the Offering Transactions.

The following unaudited pro forma condensed consolidated financial information is derived from the historical consolidated financial statements of the Company. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021, gives pro forma effect to the Offering Transactions as if they had occurred on June 30, 2021. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2021, gives pro forma effect to the IPO Transactions and the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020, gives pro forma effect to the Transactions as if they had occurred on January 1, 2020.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the Transactions listed above to the Company’s historical consolidated financial statements.

The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma condensed consolidated financial information should be read together with “Organizational Structure,” “Use of Proceeds” and “Certain Relationships and Related Person Transactions” included elsewhere in this prospectus and “Part II—Item 6—Selected Financial Data,” “Part II—Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included in our 2020 Form 10-K and “Part I—Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included in our Q2 2021 Form 10-Q, in each case incorporated by reference in this prospectus.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2021

(in thousands, except par value amounts)

	Bumble Inc. Historical	Offering Transactions Adjustments			Bumble Inc. Pro Forma
ASSETS
Cash and cash equivalents	$252,021	$			$
Accounts receivable	66,745
Other current assets	85,282

Total current assets	404,048
Right-of-use assets	9,442
Lease receivable	1,115
Property and equipment, net	15,000
Goodwill	1,540,112
Intangible assets, net	1,765,825
Deferred tax assets, net	15,175
Other noncurrent assets	3,913

Total assets	$3,754,630	$			$

LIABILITIES
Accounts payable	$15,689	$			$
Deferred revenue	37,329
Accrued expenses and other current liabilities	115,083
Current portion of long-term debt net	2,588

Total current liabilities	170,689
Long term debt, net	621,645
Deferred tax liabilities	—
Tax receivable agreement liability	356,755		(a	)
Other liabilities	118,033

Total liabilities	1,267,122
SHAREHOLDERS EQUITY
Class A common stock, $0.01 par value per share	1,198
Class B common stock, $0.01 par value per share	—
Preferred stock	—
Additional paid-in capital	1,339,583		(a	)(b)
Accumulated deficit	(35,928)
Accumulated other comprehensive income	175,198

Total Bumble Inc. shareholders’ equity	1,480,051
Noncontrolling interests	1,007,457		(b	)

Total shareholders’ equity	2,487,508

Total liabilities and shareholders equity	$3,754,630	$			$

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2021

(in thousands, except share and per share data)

	Bumble Inc. Historical	IPO Transactions Adjustments			As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments			Bumble Inc. Pro Forma
Revenue	$356,930	$—			$356,930	$			$
Operating costs and expenses:
Cost of revenue	98,544	(39)	(c	)	98,505
Selling and marketing expense	96,549	(441)	(c	)	96,108
General and administrative expense	169,905	(762)	(c	)	169,143
Product development expense	59,966	(932)	(c	)	59,034
Depreciation and amortization expense	53,860	—			53,860

Total operating costs and expenses	478,824	(2,174)			476,650

Operating (loss) income	(121,894)	2,174			(119,720)
Interest income (expense)	(13,650)	842	(d	)	(12,808)
Other income (expense), net	11,722	—			11,722

(Loss) earnings before tax	(123,822)	3,016			(120,806)
Income tax (provision) benefit	436,117	—			436,117

Net (loss) earnings	312,295	3,016			315,311

Net earnings (loss) attributable to noncontrolling interests	(22,412)	1,132	(e	)	(21,280)		(e	)

Net (loss) earnings attributable to Bumble Inc.	$334,707	$1,884			$336,591	$			$

Pro Forma Loss Per Share:
Basic									$	(o	)

Diluted									$	(o	)

Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic										(o	)

Diluted										(o	)

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED AND CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

(in thousands, except share and per share data)

	Worldwide Vision Limited Period from January 1, to January 28, 2020 (Predecessor) Historical	Bumble Holdings Peiod from January 29, to December 31, 2020 (Successor) Historical	Sponsor Acquisition Transaction Accounting Adjustments			As Adjusted Before Distribution Financing, Reorganization, IPO and Offering Transactions	Distribution Financing Transaction Accounting Adjustments			As Adjusted Before Reorganization, IPO and Offering Transactions	Reorganization Transactions Adjustments			As Adjusted Before IPO and Offering Transactions Adjustments	IPO Transactions Adjustments			As Adjusted Before Offering Transactions Adjustments	Offering Transaction Adjustments			Bumble Inc. Pro Forma
Revenue	$39,990	$542,192	$(3,860)	(f	)	$578,322	$—			$578,322	$—			$578,322	$—			$578,322	$			$
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	10,790	146,629	(1,191)	(g	)	156,228	—			156,228	—			156,228	336	(c	)	156,564
Selling and marketing expense	11,157	152,588	—			163,745	—			163,745	—			163,745	1,984	(c	)	165,729
General and administrative expense	44,907	178,615	—			223,522	—			223,522	—			223,522	3,261	(c	)	226,783
Product development expense	4,087	46,994	—			51,081	—			51,081	—			51,081	4,403	(c	)	55,484
Depreciation and amortization expense	408	91,767	7,466	(h	)	99,641	—			99,641	—			99,641	—			99,641

Total operating costs and expenses	71,349	616,593	6,275			694,217	—			694,217	—			694,217	9,984			704,201

Operating (loss) income	(31,359)	(74,401)	(10,135)			(115,895)	—			(115,895)	—			(115,895)	(9,984)			(125,879)
Interest (expense) income	50	(22,134)	(1,607)	(i	)	(23,691)	(9,222)	(l	)	(32,913)	—			(32,913)	7,482	(d	)	(25,431)
Other (expense) income	(882)	(5,525)	—			(6,407)	—			(6,407)	—			(6,407)	—			(6,407)

(Loss) earnings before tax	(32,191)	(102,060)	(11,742)			(145,993)	(9,222)			(155,215)	—			(155,215)	(2,502)			(157,717)
Income tax (provision) benefit	(365)	(8,126)	1,239	(j	)	(7,252)	972	(j	)	(6,280)	6,647	(m	)	367	2,320	(m	)	2,687

Net (loss) earnings	(32,556)	(110,186)	(10,503)			(153,245)	(8,250)			(161,495)	6,647			(154,848)	(182)			(155,030)

Net earnings (loss) attributable to noncontrolling interests	1,917	808	(1,917)	(k	)	808	—			808	(82,785)	(n	)	(81,977)	23,807	(e	)	(58,170)		(e	)

Net (loss) earnings attributable to Bumble Inc.	$(34,473)	$(110,994)	$(8,586)			$(154,053)	$(8,250)			$(162,303)	$89,432			$(72,871)	$(23,989)			$(96,860)	$			$

Pro Forma Loss Per Share:
Basic																						$	(o	)

Diluted																						$	(o	)

Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic																							(o	)

Diluted																							(o	)

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Description of the Transactions & Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, and present the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Transactions.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021, gives pro forma effect to the Offering Transactions as if they had occurred on June 30, 2021. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2021, gives pro forma effect to the IPO Transactions and the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020, gives pro forma effect to the Transactions as if they had occurred on January 1, 2020.

Sponsor Acquisition

On January 29, 2020, Buzz Holdings L.P. (“Bumble Holdings” or the “Company”) and Buzz Merger Sub Limited (“Buzz Merger Sub”), an indirectly wholly-owned subsidiary of Bumble Holdings, completed a merger with Worldwide Vision Limited pursuant to an Agreement and Plan of Merger dated as of November 8, 2019 (as amended, the “Acquisition Agreement”). Based on the Acquisition Agreement, Buzz Merger Sub was deemed the surviving company.

The Sponsor Acquisition was accounted for under the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Buzz Merger Sub treated as the accounting acquirer. In accordance with ASC 805, the assets acquired and liabilities assumed have been measured at fair value based on various estimates and methodologies, including the income and market approaches. These estimates are based on key assumptions related to the Sponsor Acquisition, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the Company, data that was available through the public domain and unobservable inputs, such as the due diligence reviews and historical financial information of the acquiree business.

For purposes of measuring the estimated fair value of the tangible and intangible assets acquired and the liabilities assumed, the Company has applied the guidance in Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), which establishes a framework for measuring fair value. ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Under ASC 805, acquisition related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

Distribution Financing Transaction

On October 19, 2020, the Company entered into an incremental senior secured term loan facility (the “Incremental Term Loan”) in an original aggregate principal amount of $275.0 million. The Company used the proceeds from the incremental borrowings under the Incremental Term Loan, together with cash on-hand, to declare a distribution of $360.0 million, of which approximately $334.3 million was paid to pre-IPO owners on October 28, 2020 and $25.6 million was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith (the “Special Distribution”). We refer to the entry into the Incremental Term Loan and the payment of the Special Distribution as the “Distribution Financing Transaction.”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Reorganization Transactions and IPO Transactions

On February 16, 2021, Bumble Inc. completed its initial public offering of its Class A common stock in which it issued and sold 57.5 million shares of Class A common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares). The shares were sold at the initial public offering price of $43.00 per share, which generated net proceeds of approximately $2,361.2 million after deducting underwriter discounts and commissions of $111.3 million. Bumble Inc. used the proceeds (net of underwriting discounts) from the issuance of 9 million shares ($369.6 million) to acquire an equivalent number of newly-issued Common Units from Bumble Holdings which Bumble Holdings used to repay outstanding indebtedness under the Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $148.3 million for general corporate purposes, and to bear all of the expenses of the IPO Transactions. The offering expenses (excluding underwriting discounts and commissions) were approximately $21.3 million. Subsequently, Bumble Inc. used the proceeds (net of underwriting discounts) from the issuance of 48.5 million shares ($1,991.6 million) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners, as described under “Organizational Structure—IPO Transactions.”

As a result of the Reorganization Transactions, Bumble Inc. is a holding company, and its sole material asset is a controlling equity interest in Bumble Holdings. As a result of the Reorganization and IPO Transactions, immediately thereafter Bumble Inc. owned approximately 62% of the economic interest in Bumble Holdings, but has 100% of the voting power and controls the management of Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. operates and controls all of the business and affairs of Bumble Holdings and its subsidiaries and has the obligation to absorb losses and receive benefits from Bumble Holdings. The Reorganization Transactions, whereby Bumble Inc. began to consolidate Bumble Holdings in its consolidated financial statements, were accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will include the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings.

For a complete description of the Reorganization Transactions, see section entitled “Organizational Structure” included elsewhere in this prospectus.

Offering Transactions

Prior to the consummation of the Offering Transactions, certain of the selling stockholders will exchange Common Units for shares of Bumble Inc. Class A common stock, and then sell such shares as part of the Offering Transactions. The selling stockholders are offering      shares of Bumble Inc.’s Class A common stock in this offering at an assumed price of $     per share, after deducting estimated underwriter discounts and commissions.

2.	Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2021, as follows:

Adjustments related to the Offering Transactions

a)

Prior to the completion of the IPO Transactions, Bumble Inc. entered into a tax receivable agreement with certain of the pre-IPO owners that provided for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize, as a result of Bumble Inc.’s allocable share of existing tax basis acquired in the IPO, increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the assets of Bumble

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units), Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The tax receivable agreement was accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. We will record an additional $ million liability based on our estimate of the aggregate amount that we will pay to the pre-IPO owners under the tax receivable agreement as a result of the Offering Transactions.

b)	Represents the adjustment to noncontrolling interests related to certain selling stockholders exchanging their Common Units for shares of Bumble Inc. Class A common stock.

3.	Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2021, and for the year ended December 31, 2020, as follows:

Adjustments related to the Transactions

c)	Reflects the adjustment to stock-based compensation expense related to new stock-based compensation awards issued by the Company at the date of the IPO Transactions.

d)

Reflects the reduction in interest expense of $0.8 million and $7.5 million for the six months ended June 30, 2021 and for the year ended December 31, 2020, respectively, as a result of the $200.0 million repayment of a portion of the outstanding indebtedness under our Term Loan Facility, as described herein, as if such repayment occurred on January 1, 2020.

e)

As a result of the IPO and Offering Transactions, Bumble Inc. will own approximately     % of the economic interest in Bumble Holdings. The ownership percentage held by noncontrolling interest will be approximately     %. As a result, net earnings attributable to the noncontrolling interest represented     % of the net earnings before income taxes.

f)

Represent the adjustments related to the fair value of deferred revenue of the Predecessor in purchase accounting. The pro forma adjustments to revenue reflect the difference between prepayments related to subscriptions and credits, and the fair value of the assumed performance obligations as they are satisfied.

g)	Represents the reduction to cost of revenue for the applicable period resulting from the write-off of certain deferred aggregator costs related to the Sponsor Acquisition.

h)

Reflects incremental amortization expense of $7.5 million for the year ended December 31, 2020, respectively, on finite-lived intangible assets acquired in connection with the Sponsor Acquisition. Incremental amortization expense has been calculated as follows (in thousands):

Asset Class	Fair Value	Amortization Method	Estimated Life (Years)	Year Ended December 31, 2020
Developed technology	$220,000	Straight line	5	$3,666
User base	105,000	Straight line	2.5	3,500
White label	30,000	Straight line	8	313

Subtotal	$355,000			7,479
Less: Historical amortization expense				(13)

Incremental amortization expense				$7,466

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

i)

Reflects incremental interest expense of $1.6 million for the year ended December 31, 2020, associated with the borrowings of the $575.0 million Term Loan, offset by the elimination of interest expense (income) related to debt owed to the Company by former owners. Incremental interest expense has been calculated as follows (in thousands):

	Principal	Interest Rate	Year Ended December 31, 2020
Interest on Term Loan(1)	$575,000	2.95%	$21,180

Subtotal	$575,000		$21,180
Less: Historical interest (expense) income			(19,573)

Incremental interest expense			$1,607

(1)	A 0.125% change in the assumed interest rate would result in a change in interest expense of approximately $0.7 million for the year ended December 31, 2020.

j)

Represents adjustments to income tax (provision) benefit for the impact of the pro forma adjustments using an estimated blended statutory income tax rate of 10.5% for the year ended December 31, 2020. The income tax expense included in the unaudited condensed consolidated pro forma financial information relates to (i) U.S. federal and state income tax expense and (ii) foreign income taxes payable in jurisdictions where the Company had operations that generated operating income. The unaudited pro forma tax expense does not purport to represent what income tax expense actually would have been if the Sponsor Acquisition and the Distribution Financing Transaction had occurred on January 1, 2020.

k)	Reflects the adjustment of historical net earnings attributable to noncontrolling interests in relation to the Sponsor Acquisition.

l)	Reflects incremental interest expense of $9.2 million for the year ended December 31, 2020, associated with the borrowings of the $275.0 million Incremental Term Loan.

m)

Following the Reorganization Transactions, Bumble Inc. became subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the unaudited pro forma condensed consolidated statement of operations reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction.

n)

As described in “Organizational Structure,” upon completion of the Reorganization Transactions, Bumble Inc. became the general partner of Bumble Holdings and its subsidiaries. As a result of the Reorganization Transactions, immediately thereafter Bumble Inc. owned approximately 47% of the economic interest in Bumble Holdings, but has 100% of the voting power and controls the management of Bumble Holdings. Immediately following the completion of the Reorganization Transactions, the ownership percentage held by noncontrolling interests was approximately 53%. Net earnings attributable to the noncontrolling interests represented 53% of net earnings attributable to Bumble Holdings.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

o)

The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to Bumble Inc. divided by the weighted average shares of Class A common stock outstanding. The noncontrolling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they have no right to receive dividends or a distribution on liquidation or winding up of Bumble Inc., and no earnings are allocable to such class. Accordingly, basic and diluted earnings per share of Class B common stock has not been presented. The table below presents the computation of pro forma basic and dilutive loss per share for Bumble Inc. (in thousands, except per share amounts):

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Numerator:
Net loss	$—	$—
Net loss attributable to noncontrolling interests	—	—

Net loss attributable to Bumble Inc.	—	—
Denominator:
Weighted average shares of Class A common stock outstanding (basic)	—	—
Incremental common shares attributable to dilutive instruments(1)	—	—
Assumed conversion of Common Units to shares of Class A common stock(2)	—	—

Weighted average shares of Class A common stock outstanding (diluted)	—	—
Basic loss per share	$—	$—

Diluted loss per share	$—	$—

(1)

For the six months ended June 30, 2021 and for the year ended December 31, 2020, the dilutive effects of the Company’s restricted stock units were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

(2)

The noncontrolling interest owners, which we refer to as Pre-IPO Common Unitholders, have exchange rights which enable the noncontrolling interest owners to exchange Common Units for shares of Class A common stock on a one for one basis. The noncontrolling interest owners exchange rights cause the Common Units to be considered potentially dilutive shares for purposes of dilutive loss per share calculations. For the six months ended June 30, 2021 and for the year ended December 31, 2020, these exchange rights were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with the IPO Transactions, we entered into a stockholders agreement with our Principal Stockholders. This agreement requires us to, among other things, nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (i) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 50% of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (ii) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (iii) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (iv) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (v) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. In addition, for so long as our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units, our Sponsor has the right to appoint a non-voting observer to attend meetings of our board of directors. For so long as the stockholders agreement remains in effect, Sponsor Directors may be removed only with the consent of our Sponsor. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders agreement requires us to nominate an individual designated by our Sponsor for election to fill the vacancy. Additionally, our Sponsor must consent to any increase or decrease in the total number of directors on our board of directors. As described more specifically in “Description of Capital Stock,” the stockholders agreement and our charter and bylaws require that certain amendments to our charter and bylaws, and any change to the number of our directors, require the consent of our Sponsor.

In addition, the stockholders agreement permits our Sponsor and its affiliates to assign their rights and obligations under the agreement, in whole or in part, without our prior written consent, including the ability to designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation. Furthermore, the stockholders agreement also requires us to cooperate with our Sponsor in connection with certain future pledges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Common Units held by our Sponsor, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit. Moreover, our Sponsor has certain customary information rights pursuant to the stockholders agreement.

Additionally, the agreement grants our Founder the right to nominate one director to our board of directors for so long as our Founder beneficially owns at least 50% of the Common Units beneficially owned by our Founder as of the closing of the Sponsor Acquisition (as appropriately adjusted for any stock split, stock dividend, combination, reclassification, recapitalization, merger, consolidation, exchange or the like).

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exchange Agreement

In connection with the IPO Transactions, we entered into an exchange agreement with the holders of our Common Units, including our Sponsor and our Founder, pursuant to which each holder of Common Units (including Common Units issued upon conversion of vested Incentive Units) (and certain permitted transferees thereof) may on a quarterly basis (subject to the terms of the exchange agreement) exchange their Common Units for shares of Class A common stock of Bumble Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, subject to certain requirements, our Sponsor and our Founder are generally permitted to exchange Common Units for our Class A common stock from and after the closing of our IPO provided that the number of Common Units surrendered in such exchanges during any 30 calendar day period represent, in the aggregate, greater than 2% of total interests in partnership capital or profits. Any Class A common stock received by our Sponsor or our Founder in any such exchange during a restricted period would be subject to applicable restrictions. The exchange agreement also provides that a holder of Common Units will not have the right to exchange Common Units if Bumble Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Bumble Inc. to which the holder of Common Units may be subject. Bumble Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Bumble Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Common Units for shares of Class A common stock, the number of Common Units held by Bumble Inc. is correspondingly increased as it acquires the exchanged Common Units.

Registration Rights Agreement

In connection with the IPO Transactions, we entered into a registration rights agreement with our Principal Stockholders and our Co-Investor, which provides for customary “demand” registrations and “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Tax Receivable Agreement

In connection with the IPO Transactions, Bumble Inc. entered into a tax receivable agreement with certain of our pre-IPO owners, including our Sponsor and our Founder, that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in our IPO, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock in connection with or after our IPO, including the exchange of Common Units for shares of our Class A common stock by the selling stockholders in connection with this offering, (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Bumble Inc.’s allocable share of existing tax basis acquired in our IPO and the increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon purchases or exchanges of Common Units (including Common Units

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

issued upon conversion of vested Incentive Units) for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the tax receivable agreement is an obligation of Bumble Inc. and not of Bumble Holdings. Bumble Inc. expects to benefit from the remaining 15% of cash tax benefits, if any, it realizes from such tax benefits. For purposes of the tax receivable agreement, the cash tax benefits will be computed by comparing the actual income tax liability of Bumble Inc. to the amount of such taxes that Bumble Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of Bumble Holdings as a result of purchases or exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had Bumble Inc. not entered into the tax receivable agreement. The actual and hypothetical tax liabilities determined in the tax receivable agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Bumble Inc. exercises its right to terminate the tax receivable agreement early, certain changes of control occur (as described in more detail below) or Bumble Inc. breaches any of its material obligations under the tax receivable agreement, in which case all obligations generally will be accelerated and due as if Bumble Inc. had exercised its right to terminate the tax receivable agreement. The payment to be made upon an early termination of the tax receivable agreement will generally equal the present value of payments to be made under the tax receivable agreement using certain assumptions. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the purchase or exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•

the timing of purchases or exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Bumble Holdings at the time of each purchase or exchange. In addition, the increase in Bumble Inc.’s allocable share of existing tax basis acquired upon the future exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock will vary depending on the amount of remaining existing tax basis at the time of such purchase or exchange;

•

the price of shares of our Class A common stock at the time of the purchase or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Bumble Holdings, is directly proportional to the price of shares of our Class A common stock at the time of the purchase or exchange;

•

the extent to which such purchases or exchanges do not result in a basis adjustment—if a purchase or an exchange does not result in an increase to the existing basis, increased deductions will not be available;

•

the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the Blocker Restructuring will impact the amount and timing of payments under the tax receivable agreement;

•

changes in tax rates—payments under the tax receivable agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period, so changes in tax rates will impact the magnitude of cash tax benefits covered by the tax receivable agreement and the amount of payments under the tax receivable agreement; and

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

the amount and timing of our income—Bumble Inc. is obligated to pay 85% of the cash tax benefits under the tax receivable agreement as and when realized. If Bumble Inc. does not have taxable income, Bumble Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the tax receivable agreement.

We expect that as a result of the size of Bumble Inc.’s allocable share of existing tax basis acquired in our IPO (including such existing tax basis acquired from the Blocker Companies pursuant to the Blocker Restructuring), the increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of Bumble Holdings upon the purchase or exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock, including the exchange of Common Units for shares of our Class A common stock by the selling stockholders in connection with this offering, and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Common Unitholders exchanged their Common Units for shares of Class A common stock on the date of the IPO, and assuming all vested Incentive Units were converted to Common Units and immediately exchanged for shares of Class A common stock at the IPO price of $43.00 per share of Class A common stock) is approximately $2,603 million, which includes Bumble Inc.’s allocable share of existing tax basis acquired in the IPO, which we have determined to be approximately $1,728 million. In determining Bumble Inc.’s allocable share of existing tax basis acquired in the IPO, we have given retrospective effect to certain exchanges of Common Units for Class A shares that occurred following the IPO that were contemplated to have occurred pursuant to the Blocker Restructuring. Subsequent to the reorganization our Sponsor effected certain exchanges of Common Units for Class A shares that were contemplated to have occurred pursuant to the Blocker Restructuring, with the net change to the capital structure being 4,455,510 Common Units in Bumble Holdings being exchanged, on a one-for-one basis, for Class A common stock of Bumble Inc. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax benefits that Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or if distributions to Bumble Inc. by Bumble Holdings are not sufficient to permit Bumble Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to one year LIBOR (or its successor rate) plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the pre-IPO owners.

In addition, Bumble Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all Common Units (including Common Units issued or that would be issued upon the conversion of vested Incentive Units entitled to convert to Common Units). In determining such anticipated future cash tax benefits, the tax receivable agreement includes several assumptions, including that (i) any Common Units (including Common Units issued or that would be issued upon the conversion of vested Incentive Units entitled to convert to Common Units) that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Bumble Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii) Bumble Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR (or its successor rate) plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class A common stock in our IPO and that one year LIBOR were to be 0.34%, we estimate that the aggregate amount of these termination payments would have been approximately $1,220.5 million if Bumble Inc. had exercised its termination right immediately following our IPO. In determining this estimated amount, we have given retrospective effect to certain exchanges of Common Units for Class A shares that occurred following the IPO that were contemplated to have occurred pursuant to the Blocker Restructuring.

Furthermore, in the event of certain changes of control, if Bumble Inc. breaches any of its material obligations under the tax receivable agreement and in certain events of bankruptcy or liquidation, the obligations of Bumble Inc. would be automatically accelerated and be immediately due and payable, and Bumble Inc. would be required to make an immediate payment equal to the present value of the anticipated future cash tax benefit with respect to all Common Units (including Common Units issued or that would be issued upon the conversion of vested Incentive Units entitled to convert to Common Units), calculated based on the valuation assumptions described above. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. As a result, Bumble Inc. could be required to make payments under the tax receivable agreement that are greater than the specified percentage of the actual cash tax benefits that Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement or that are prior to the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. Changes in law or changes in tax rates following the date of acceleration may also result in payments being made in excess of the future tax benefits, if any.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Bumble Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if Bumble Inc.’s allocable share of existing tax basis acquired in our IPO and increased upon the purchase or exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock, the anticipated tax basis adjustments or our utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the Bumble Inc.’s cash tax benefits.

Bumble Holdings Amended and Restated Limited Partnership Agreement

As a result of the IPO Transactions, Bumble Inc. holds Common Units in Bumble Holdings and became the general partner of Bumble Holdings. Accordingly, Bumble Inc. operates and controls all of the business and affairs of Bumble Holdings, has the obligation to absorb losses and receive benefits from Bumble Holdings, and consolidates the financial results of Bumble Holdings and, through Bumble Holdings and its operating entity subsidiaries, conducts our business.

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings among Bumble Inc., as general partner, and the Pre-IPO Common Unitholders, including our Sponsor and our Founder, as limited partners, Bumble Inc. has the right to determine when distributions will be made to holders of Common Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of Common Units and any participating Incentive Units (as described below) pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The holders of Common Units and Incentive Units, including Bumble Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bumble Holdings. Net profits and net losses of Bumble Holdings are generally allocated to its holders (including Bumble Inc.) pro rata in accordance with the percentages of their respective Common Units or Incentive Units held, except as otherwise required by law. The amended and restated limited partnership agreement of Bumble Holdings provides for cash distributions, which we refer to as “tax distributions,” to the holders of Common Units and Incentive Units if Bumble Inc., as the general partner of Bumble Holdings, determines that a holder, by reason of holding Common Units or Incentive Units, as applicable, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Bumble Holdings allocated to the holder of Common Units or Incentive Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units).

Subject to certain restrictions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the holders of vested Incentive Units have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that generally are equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement as described below. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests. The Incentive Units will automatically be converted into Common Units in accordance with the foregoing formula on the date that is seven years from the date of the Reclassification.

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings, certain actions of Bumble Holdings or its subsidiaries require the prior approval of our Founder. Subject to the exceptions and qualifications provided in the amended and restated limited partnership agreement, these matters include: (i) any issuance or transfer of any equity securities of any subsidiary of Bumble Holdings to our Sponsor, (ii) any repurchase or redemption of equity securities of Bumble Holdings or its subsidiaries, (iii) entering into, amending or modifying, or waiving any provision of, any agreement or transaction with or involving our Sponsor or any of its affiliates, other than ordinary course commercial agreements and certain other transactions, (iv) non-pro rata distributions by Bumble Holdings, (v) with respect to any tax matter, taking any action that would reasonably be expected to have a materially adverse and disproportionate effect on our Founder relative to any other limited partner, (vi) the creation of any tax receivable agreement or similar agreement in which our Founder does not participate on substantially similar terms to our Sponsor, (vii) the conversion or exchange of our Founder’s Common Units in certain transactions, and (viii) entering into any agreement or commitment to do any of the foregoing. The foregoing approval rights of our Founder will terminate at such time as our Founder no longer beneficially owns at least 50% of the Common Units beneficially owned by our Founder as of the closing of the Sponsor Acquisition (as appropriately adjusted for any stock split, stock dividend, combination, reclassification, recapitalization, merger, consolidation, exchange or the like).

The amended and restated limited partnership agreement of Bumble Holdings also provides that substantially all expenses incurred by or attributable to Bumble Inc. (such as expenses incurred in connection

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

with our IPO and this offering), but not including obligations incurred under the tax receivable agreement by Bumble Inc., income tax expenses of Bumble Inc. and payments on indebtedness incurred by Bumble Inc., will be borne by Bumble Holdings.

Support and Services Agreement

In connection with the closing of the Sponsor Acquisition, Bumble Holdings and Buzz Merger Sub Ltd. entered into a support and services agreement (the “Support and Services Agreement”) with Blackstone Buzz Holdings L.P. (“BBH”), an affiliate of our Sponsor. Under the Support and Services Agreement, we reimburse BBH and its affiliates for expenses related to support services customarily provided by our Sponsor’s portfolio operations group to our Sponsor’s portfolio companies, as well as healthcare-related services provided by our Sponsor’s Equity Healthcare group and our Sponsor’s group purchasing program. The Support and Services Agreement also requires us to, among other things, make certain information available to our Sponsor and to indemnify BBH and its affiliates against certain claims.

We did not make any payments pursuant to the Support and Services Agreement in the year ended December 31, 2019 or the period from January 1, 2020 to January 28, 2020. We made payments pursuant to the Support and Services Agreement totaling $2.5 million during the period from January 29, 2020 to December 31, 2020. We did not make any payments pursuant to the Support and Services Agreement during the quarter ended June 30, 2021.

Sponsor Acquisition

In November 2019, Bumble Holdings entered into the Acquisition Agreement with Worldwide Vision Limited and the other parties thereto. Under the terms of the Acquisition Agreement, Worldwide Vision Limited would be merged with and into Buzz Merger Sub Ltd., a wholly owned indirect subsidiary of Bumble Holdings (the “Merger”). Concurrently with the execution of the Acquisition Agreement, Bumble Holdings entered into a Founder Agreement with our Founder (the “Founder Agreement”). Under the terms of the Founder Agreement, our Founder agreed, among other things, to contribute all of the shares held by our Founder in Bumble Holding Limited, an indirect subsidiary of Worldwide Vision Limited (“Bumble Holding Limited”), to Bumble Holdings concurrently with the closing of the Merger in exchange for a combination of cash and certain equity interests in Bumble Holdings. The Merger and the other transactions contemplated by the Acquisition Agreement and the Founder Agreement were consummated on January 29, 2020 (the “Sponsor Acquisition Closing”).

At the effective time of the Merger, (i) each issued and outstanding share of Buzz Merger Sub Ltd. was converted into a share of the surviving company of the Merger and (ii) each issued and outstanding share of Worldwide Vision Limited was converted into the right to receive an amount in cash calculated pursuant to the terms of the Acquisition Agreement. In connection with the Sponsor Acquisition Closing, Blackstone and Accel contributed $2.1 billion to Bumble Holdings, which amounts, in combination with the proceeds from the Initial Term Loan Facility, were used to fund (i) cash proceeds to the former shareholders of Worldwide Vision Limited in an aggregate amount of $2.3 billion, (ii) cash proceeds to our Founder in an amount of $125 million, (iii) a loan to an entity controlled by our Founder in an amount of $119.0 million, as described further below under “—Loan to our Founder,” (iv) certain transaction expenses and (v) the contribution of $87.0 million to the balance sheet of the surviving company of the Merger. Beehive Holdings III, LP, a Delaware limited partnership controlled by our Founder, additionally received 349,841,667 Class A units in Bumble Holdings pursuant to the terms of the Founder Agreement. We refer to such transactions as the “Sponsor Acquisition.”

The former shareholders of Worldwide Vision Limited and our Founder are entitled to certain contingent deferred consideration in connection with the Sponsor Acquisition. Under the terms of the Acquisition Agreement, if our Sponsor receives cash dividends, distributions or other payments from Bumble Holdings that in the aggregate equal 2.5 times our Sponsor’s aggregate investment in Bumble Holdings, Bumble Holdings will not be permitted to make any further dividend, distribution or other payment to its unitholders until it has paid an aggregate amount equal to $150 million pro rata to the former shareholders of Worldwide Vision Limited and our Founder.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Restrictive Covenant Agreement

In November 2019, in connection with the signing of the Acquisition Agreement and as a condition to the Sponsor Acquisition Closing, our Founder and Bumble Holdings entered into a Restrictive Covenant Agreement pursuant to which our Founder has agreed to certain restrictive covenants, including confidentiality of information, noncompetition and non-solicitation covenants, and a covenant not to acquire beneficial ownership or voting control, or provide any loan or financial assistance to, any person or entity that engages in a competitive business with our business (the “non-investment covenant”). The confidentiality covenant has an indefinite term, and the noncompetition covenant, the non-solicitation covenant and the non-investment covenant are effective until January 29, 2023.

Trademark Assignment and License

In January 2020, in connection with the closing of the Sponsor Acquisition, our Founder and Bumble Holding Limited entered into a Trademark Assignment and License pursuant to which (i) our Founder assigned ownership of the trademark MAKE THE FIRST MOVE (the “Mark”) to Bumble Holding Limited and (ii) Bumble Holding Limited licensed the Mark back to Founder on a non-exclusive, worldwide, royalty-free and fully paid up basis for Founder’s use in certain circumstances.

Loan to our Founder

In January 2020, in connection with the closing of the Sponsor Acquisition, Bumble Holdings entered into a loan and security agreement with Beehive Holdings III, LP, a Delaware limited partnership controlled by our Founder, pursuant to which Bumble Holdings loaned Beehive Holdings III, LP $119.0 million. The loan accrued interest at a rate per annum equal to the long-term federal rate established pursuant to Section 1274 of the U.S. Internal Revenue Code as in effect on November 8, 2019 (which was equal to 1.93% per annum), was secured by our Founder’s Class A units in Bumble Holdings and any net cash proceeds of such pledged units to the extent received by Beehive Holdings III, LP, and allowed for repayment at any time. The loan may be repaid either in cash or distributed to our Founder in redemption of Class A units in Bumble Holdings with a fair market value equal to the outstanding balance or for a combination of cash and Class A units in Bumble Holdings. In connection with the Distribution Financing Transaction in October 2020, our Founder repaid $25.6 million of the loan. In January 2021, our Founder settled the outstanding balance of the loan plus accrued interest ($95.5 million) when Bumble Holdings distributed the loan in redemption of a portion of the Class A units held by Beehive Holdings III, LP (such Class A units, the “Loan Settlement Units”). No cash was rendered in this settlement. Pursuant to the terms of the loan and security agreement, because the value of the Loan Settlement Units redeemed by Bumble Holdings, determined using the volume-weighted average price of the Class A common stock on Nasdaq during the regular trading session as reported by Bloomberg L.P. for the 30-day period beginning on the date of the closing of our IPO (the “Applicable VWAP”), exceeded the implied value of the Loan Settlement Units on the settlement date, Bumble Holdings was required to deliver or cause to be delivered to Beehive Holdings III, LP an amount of Common Units which are exchangeable for Class A common stock having a value based on the Applicable VWAP equal to such excess amount (such additional Common Units, the “Loan True Up Units”). On March 24, 2021, Bumble Holdings delivered to Beehive Holdings III, LP 3,252,056 Loan True Up Units. The Loan True Up Units are intended to restore the interest of Beehive Holdings III, LP that would have been obtained had the value of the Loan Settlement Units been determined using the Applicable VWAP, as though the restored units had not been redeemed.

Commercial Transactions with Sponsor and Co-Investor Portfolio Companies

Our Sponsor, our Co-Investor and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Underwriting of IPO

Blackstone Securities Partners L.P., an affiliate of Blackstone, underwrote 4.1 million of the 57.5 million shares of Class A common stock offered to the market in the IPO, with underwriting discounts and commissions of $1.935 per share paid by the Company.

Redemption of Class A Common Stock and Purchase of Common Units in Connection with the IPO

The Company used the proceeds from the issuance of 48.5 million shares ($1,991.6 million) in the IPO to redeem shares of Class A common stock and purchase Common Units from our Sponsor, at a price per share / Common Unit equal to the IPO price, net of underwriting discounts and commissions.

Other

The Company uses Liftoff Mobile Inc. (“Liftoff”), a company in which Blackstone affiliated funds hold a controlling interest since March 2021, for marketing purposes. During the six months ended June 30, 2021, the Company incurred costs related to these transactions of $1.5 million, which is included within “Selling and marketing expense” in the consolidated statements of operations in the Q2 2021 Form 10-Q. As of June 30, 2021, the Company included $0.4 million within “Accounts payable” in the condensed consolidated balance sheets in the Q2 2021 Form 10-Q related to amounts owed to Liftoff.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written policy regarding transactions with related persons, which we refer to as our “related person transaction policy.” Our related person transaction policy requires that a “related person” (defined as any transaction that is anticipated that would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any “related persons” (as defined Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest) be reviewed and approved or ratified by an approving body composed of disinterested and independent members of the board of directors or any committee of the board of directors. Our board of directors has designated the audit and risk committee to serve as the approving body for this purpose. In its review, the audit and risk committee will consider the relevant facts and circumstances, including:

•	the related person’s relationship with the Company and interest in the transaction;

•	the material terms of the transaction;

•	the importance and fairness of the transaction both to Bumble and the related person;

•	the business rationale for entering into the transaction;

•	whether the transaction would likely impair the judgment of a director or executive officer to act in the best interest of Bumble;

•	whether the value and terms of the transaction are substantially similar as compared to those of similar transactions previously entered into by Bumble with non-related persons, if any; and

•

with respect to a non-employee director or nominee, whether the transaction would compromise the director’s independence under our Governance Guidelines, the Nasdaq listing standards (including those applicable to committee service) and Rule 10A-3 of the Exchange Act, if such non-employee director serves on the audit committee, or status as a “non-employee director” under Rule 16b-3 of the Exchange Act, if such non-employee director serves on the compensation committee.

The audit and risk committee will not approve or ratify a related person transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Indemnification of Directors and Officers

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. Further, we have entered into indemnification agreements with each of our directors and executive officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our Class A common stock and of Common Units, as of July 30, 2021, by (1) the selling stockholders, (2) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Bumble Inc., (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group.

The percentage of beneficial ownership of shares of our Class A common stock and of Common Units outstanding before the offering set forth below is based on the number of shares of our Class A common stock and of Common Units issued and outstanding as of July 30, 2021. The percentage of beneficial ownership of our Class A common stock and of Common Units after the offering set forth below is based on shares of our Class A common stock and of Common Units issued and outstanding immediately after the offering.

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The holders of our Common Units hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights but generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The voting power afforded to holders of Common Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of this offering or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders is entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitles such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. See “Description of Capital Stock—Common Stock.”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Class A Common Stock Beneficially Owned(1)						Class A Common Stock to be Sold in this Offering		Common Units Beneficially Owned(1)						Combined Voting Power(2)
	Prior to this Offering		After this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full		Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Prior to this Offering		After this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full		Prior to this Offering	After this Offering Assuming Underwriters’ Option is Not Exercised	After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Parties to our Stockholders Agreement as a group
Blackstone(3)
Whitney Wolfe Herd(4)
Ann Mather(5)
Christine L. Anderson
R. Lynn Atchison
Sachin J. Bavishi
Matthew S. Bromberg(6)
Amy M. Griffin
Jonathan C. Korngold
Jennifer B. Morgan
Elisa A. Steele(7)
Pamela A. Thomas-Graham(8)
Tariq M. Shaukat(9)
Anuradha B. Subramanian(10)
Idan Wallichman
Directors and executive officers as a group (14 persons)(11)
Other Selling Stockholders

*	Represents less than 1%.

(1)

Subject to the terms of the exchange agreement, the Common Units are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of Common Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. In calculating the percentage of Common Units beneficially owned, the Common Units held by Bumble Inc. are treated as outstanding.

(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Bumble Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”

(3)

The Blackstone Funds that are selling stockholders in this offering are BX Buzz ML-1 Holdco L.P., BX Buzz ML-2 Holdco L.P., BX Buzz ML-3 Holdco L.P., BX Buzz ML-4 Holdco L.P., BX Buzz ML-5 Holdco L.P., BX Buzz ML-6 Holdco L.P. and BX Buzz ML-7 Holdco L.P. (together, the “Blackstone Funds”). They are offering                     ,                     ,                     ,                     ,                     ,                     , and                     shares, respectively.

Reflects                      shares of Class A common stock,                      Common Units and one share of Class B common stock directly held by BX Buzz ML-5 Holdco L.P.,                      Common Units and one share of Class B common stock directly held by BX Buzz ML-6 Holdco L.P.,                      Common Units and one share of Class B common stock directly held by BX Buzz ML-7 Holdco L.P.,                      shares of Class A common stock directly held by BX Buzz ML-1 Holdco L.P.,                      shares of Class A common stock directly held by BX Buzz ML-2 Holdco L.P.,                      shares of Class A common stock directly held by BX Buzz ML-3 Holdco L.P. and                      shares of Class A common stock directly held by BX Buzz ML-4 Holdco L.P. It is expected that the Blackstone Funds will act as selling stockholders with respect to the shares they directly hold and the shares that they receive in exchange for Common Units.

BX Buzz ML-5 GP LLC is the general partner of BX Buzz ML-5 Holdco L.P. Blackstone Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-5 Holdco L.P. and the sole member of BX Buzz ML-5 GP LLC. BTO Holdings Manager—NQ L.L.C. is the general partner of Blackstone Buzz Holdings L.P. Blackstone Tactical Opportunities Associates—NQ L.L.C. is the managing member of BTO Holdings Manager—NQ L.L.C. BTOA—NQ L.L.C. is the sole member of Blackstone Tactical Opportunities Associates—NQ L.L.C.

BX Buzz ML-6 GP LLC is the general partner of BX Buzz ML-6 Holdco L.P. Blackstone Tactical Opportunities Fund—FD L.P. is the sole limited partner of BX Buzz ML-6 Holdco L.P. and the sole member of BX Buzz ML-6 GP LLC. Blackstone Tactical Opportunities Associates III—NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund—FD L.P. BTO DE GP—NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III—NQ L.P.

BX Buzz ML-7 GP LLC is the general partner of BX Buzz ML-7 Holdco L.P. Blackstone Family Investment Partnership—Growth ESC L.P. is the sole limited partner of BX Buzz ML-7 Holdco L.P. and the sole member of BX Buzz ML-7 GP LLC. BXG Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership—Growth ESC L.P. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C.

BX Buzz ML-1 GP LLC is the general partner of BX Buzz ML-1 Holdco L.P. BXG Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-1 Holdco L.P. and the sole member of BX Buzz ML-1 GP LLC. BXG Holdings Manager L.L.C. is the general partner of BXG Buzz Holdings L.P. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C. BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P.

BX Buzz ML-2 GP LLC is the general partner of BX Buzz ML-2 Holdco L.P. BCP Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-2 Holdco L.P. and the sole member of BX Buzz ML-2 GP LLC. BCP VII Holdings Manager – NQ L.L.C. is the general partner of BCP Buzz Holdings L.P. Blackstone Management Associates VII NQ L.L.C. is the managing member of BCP VII Holdings Manager – NQ L.L.C. BMA VII NQ L.L.C. is the managing member of Blackstone Management Associates VII NQ L.L.C.

BX Buzz ML-3 GP LLC is the general partner of BX Buzz ML-3 Holdco L.P. BSOF Buzz Aggregator L.L.C. is the sole limited partner of BX Buzz ML-3 Holdco L.P. and the sole member of BX Buzz ML-3 GP LLC. Blackstone Strategic Opportunity Associates L.L.C. is the managing member of BSOF Buzz Aggregator L.L.C. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Opportunity Associates L.L.C.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Blackstone Holdings II L.P. is the managing member of each of BTOA—NQ L.L.C., BTO DE GP—NQ L.L.C., BXGA L.L.C., and BMA VII NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

BX Buzz ML-4 GP LLC is the general partner of BX Buzz ML-4 Holdco L.P. BTO Buzz Holdings II L.P. is the sole limited partner of BX Buzz ML-4 Holdco L.P. and the sole member of BX Buzz ML-4 GP LLC. BTO Holdings Manager L.L.C. is the general partner of BTO Buzz Holdings II L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the managing member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(4)

Reflects (a)                    Common Units and one share of Class B common stock directly held by Beehive Holdings III, LP, (b)                    Common Units which would be received within 60 days of                    , 2021 upon conversion of the vested Incentive Units (assuming the $            closing price per share of Class A common stock on such date) directly held by Beehive Holdings II, LP, which are exchangeable for shares of Class A common stock and one share of Class B common stock directly held by Beehive Holdings II, LP, (c) 465,116 shares of Class A common stock held directly by Ms. Wolfe Herd’s spouse, (d) 23,255 shares of Class A common stock held by a trust, of which Ms. Wolfe Herd’s spouse is the trustee and (e) 116,279 shares of Class A common stock held in a foundation over which Ms. Wolfe Herd’s spouse may be deemed to have shared voting and dispositive power. Ms. Wolfe Herd may be deemed to have shared investment and voting power over the shares held by her spouse, the trust and the foundation described herein and such shares are entitled to one vote per share.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Whitney Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC. The address of Ms. Wolfe Herd and each of the other entities listed in this footnote is c/o Bumble Inc., 1105 West 41st Street, Austin, Texas 78756.

(5)

Reflects                    Common Units which would be received within 60 days of                     , 2021 upon conversion of the vested Incentive Units (assuming the $            closing price per share of Class A common stock on such date) directly held by Ms. Mather, which are exchangeable for shares of Class A common stock.

(6)

Reflects                     Common Units which would be received within 60 days of                     , 2021 upon conversion of the vested Incentive Units (assuming the $             closing price per share of Class A common stock on such date) directly held by Mr. Bromberg, which are exchangeable for shares of Class A common stock.

(7)

Reflects                     Common Units which would be received within 60 days of                     , 2021 upon conversion of the vested Incentive Units (assuming the $             closing price per share of Class A common stock on such date) directly held by Ms. Steele, which are exchangeable for shares of Class A common stock.

(8)

Reflects                     Common Units which would be received within 60 days of                     , 2021 upon conversion of the vested Incentive Units (assuming the $             closing price per share of Class A common stock on such date) directly held by Ms. Thomas-Graham, which are exchangeable for shares of Class A common stock.

(9)

Reflects                     Common Units which would be received within 60 days of                     , 2021 upon conversion of the vested Incentive Units (assuming the $             closing price per share of Class A common stock on such date) directly held by Mr. Shaukat, which are exchangeable for shares of Class A common stock.

(10)

Reflects                     Common Units which would be received within 60 days of                     , 2021 upon conversion of the vested Incentive Units (assuming the $             closing price per share of Class A common stock on such date) directly held by Ms. Subramanian, which are exchangeable for shares of Class A common stock.

(11)

Reflects                     Common Units which would be received within 60 days of                    , 2021 upon conversion of the vested Incentive Units (assuming the $            closing price per share of Class A common stock on such date) directly held by our directors and executive officers, which are exchangeable for shares of Class A common stock.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our company” refer to Bumble Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Our authorized capital stock consists of 6,000,000,000 shares of Class A common stock, par value $0.01 per share, 1,000,000 shares of Class B common stock, par value $0.01 per share, and 600,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

In general, holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders are entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder (as defined in the stockholders agreement) entitles such Principal Stockholder to ten votes. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock held by our Founder will be entitled to one vote per share on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

The Class A common stock is not subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each holder of Class B common stock is generally entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The voting power afforded to holders of Common Units by their shares of Class B common stock will be automatically and correspondingly

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

reduced or increased as the number of Common Units held by such holder of Class B common stock decreases or increases. For example, if a holder of Class B common stock holds 1,000 Common Units as of the record date for determining stockholders of Bumble Inc. that are entitled to vote on a particular matter, such holder will be entitled by virtue of such holder’s Class B common stock to 1,000 votes on such matter. If, however, such holder were to hold 500 Common Units as of the relevant record date, such holder would be entitled by virtue of such holder’s Class B common stock to 500 votes on such matter. If at any time the ratio at which Common Units are exchangeable for shares of Class A common stock of Bumble Inc. changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly.

Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders are entitled to outsized voting rights as follows. Until the High Vote Termination Date, each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class B common stock held by our Founder will be entitled to a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder, on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The outsized voting rights held by our Principal Stockholders relate to shares of Class A common stock and (by virtue of their Class B common stock) Common Units held by our Principal Stockholders from time to time, whether acquired prior to or following this offering. Until the High Vote Termination Date, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Additionally, if a Principal Stockholder sells shares of Class A common stock or exchanges Common Units for Class A common stock and sells those shares, the voting power on a percentage basis of the other Principal Stockholders will increase due to the decrease in total votes outstanding.

Shares of Class A common stock and Class B common stock are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder’s Class A common stock or Class B common stock and Common Units that is not itself a Principal Stockholder. Accordingly, these outsized voting rights are not transferable to other holders and the transfer or sale of shares of Class A common stock or Common Units by a Principal Stockholder to other holders will terminate the outsized voting rights. However, as described under “Certain Relationships and Related Person Transactions—Stockholders Agreement,” our Sponsor and its affiliates may assign their rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent, and may designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation, which would entitle any such transferee to outsized voting rights with respect to shares of Class A common stock or Class B common stock and Common Units transferred by our Sponsor to such transferee. If the identity of our Principal Stockholders were to change following this offering, we will disclose this change in our future reporting under the Exchange Act.

Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Delaware law entitles the holders of the outstanding shares of Class A common stock and Class B common stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the class vote that the

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

holders of Class A common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class A common stock the Company is entitled to issue and that the holders of Class B common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class B common stock the Company is entitled to issue. Thus, subject to any other voting requirements contained in the certificate of incorporation, any amendment to the certificate of incorporation increasing or decreasing the number of shares of either Class A common stock or Class B common stock that the Company is authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including both the Class A common stock and the Class B common stock), voting together as a single class.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Bumble Inc. Shares of Class B common stock are not convertible into or exchangeable for shares of Class A common stock or any other security.

Our amended and restated certificate of incorporation does not provide for any restrictions on transfer of shares of Class B common stock.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the rights of the Class A common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of the corporation’s “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend are subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as the shares of Class A common stock remain listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of Nasdaq is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding Common Units not held by Bumble Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Voting Rights of Principal Stockholders

As described above in “—Common Stock,” our amended and restated certificate of incorporation provides that each share of our Class A common stock generally has one vote per share and each share of our Class B common stock generally entitles each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders are entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder entitles such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock is entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. As a result, our Principal Stockholders are able to control all matters submitted to our stockholders for approval, even if they own significantly less than 50% of the shares of our Class A common stock, assuming full exchange of Common Units. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Founder, our Sponsor and its affiliates, and any direct or indirect transferees of our Sponsor and its affiliates, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, further, however, that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of our annual meeting of stockholders after our shares of common stock are first publicly traded, be deemed to have occurred on June 1 of the preceding calendar year). Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the parties to the stockholders agreement so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provides that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Principal Stockholders or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Principal Stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may have pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock is Computershare Trust Company, N.A.

Listing

Our Class A common stock is listed on Nasdaq under the symbol “BMBL.”

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA below under “—Additional Withholding Requirements.” However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

Total:

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from the selling stockholders at the public offering price less the underwriting discount. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers and directors, and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any share of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc.

The summaries of the underwriting agreement and the lock-up agreements included in this prospectus are qualified in their entirety by reference to the underwriting agreement and the form of lock-up agreement, which are attached as an exhibit to the registration statement of which this prospectus forms a part.

The restrictions described in the paragraph above relating to the Company do not apply to:

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

the shares or any such substantially similar securities to be issued pursuant to employee incentive plans and any long-term incentive awards described herein (including, for the avoidance of doubt, the 2021 Omnibus Incentive Plan);

•	the shares in respect to tax withholding payments due upon the exercise, vesting and/or settlement, as applicable, of any long-term incentive awards disclosed herein;

•

the shares or any such substantially similar securities to be transferred as a bona fide gift or gifts, including to charitable organization transferees or recipients, provided that each recipient of such shares or substantially similar securities shall execute and deliver to the representatives a lock-up agreement;

•

the shares or any such substantially similar securities to be issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the underwriting agreement for this offering (including, without limitation, units); and

•

the issuance of up to 5% of the Company’s outstanding common stock or any such substantially similar securities in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; provided that each recipient of such common stock shall execute and deliver to the representatives, on or prior to the issuance of such common stock, a lock-up agreement.

The restrictions described in the paragraph above relating to our officers and directors, and the selling stockholders do not apply to:

•

the transfer by a security holder of shares or any securities convertible into, exchangeable for, exercisable for, or repayable with shares (1) by will or intestacy, (2) as a bona fide gift or gifts, including to charitable organizations, (3) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the security holder or the immediate family of the security holder, (4) to any immediate family member or other dependent, (5) as a distribution to general or limited partners, members or stockholders of the security holder, (6) to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder, (7) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above, (8) pursuant to an order of a court or regulatory agency, (9) from an executive officer to the Company, its subsidiaries or its parent entities upon death, disability or termination of employment, in each case, of such executive officer, (10) in connection with transactions by any person other than us relating to shares acquired in open market transactions after the completion of this offering, (11) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of shares of the Company’s common stock involving a change of control, provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the security holder’s shares shall remain subject to the provisions of the lock-up agreement, (12) (x) to the Company pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares of common stock granted by us pursuant to any employee benefit plans or arrangements described herein which are set to expire during the lock-up period, where any shares of common stock received by the undersigned upon any such exercise will be subject to the terms of the lock-up agreement, or (y) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares or the vesting of any awards granted by the Company pursuant to employee benefit plans or arrangements described herein which are set to expire or automatically vest during the lock-up period, in each case on a “cashless” or “net exercise” basis, where any shares received by the security holder upon any such exercise or vesting will be subject to the terms of the lock-up agreement, (13) the entry into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided, that in the case of this clause (13), sales under any such trading plan may not occur during the lock-up period and the entry into such trading plan is not required to be reported in any public report or filing with the SEC

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(other than general disclosure in the Company’s periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time); or (14) with the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc.; provided that: (x) in the case of each transfer or distribution pursuant to clauses (2) through (7) and (9) above, (i) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above; and (ii) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (A) equity interests of such transferee or (B) such transferee’s interests in the transferor; (y) in the case of clauses (1), (8) and (10) above, no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period or any extension thereof; (z) in the case of clauses (2) through (7) and (9) above, no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period or any extension thereof; if any such reports or filings shall be required (i) the security holder shall provide Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. with prior written notice informing them of such report or filing and (ii) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above;

•

if the security holder is a corporation, the corporation may transfer the shares to any wholly owned subsidiary of such corporation; provided, however, that in any case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such shares subject to the provisions of the lock-up agreement and there shall be no further transfer of such shares except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, and provided further that no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership shall be voluntarily made during the lock-up period or any extension thereof; if any such reports or filings shall be required (i) the security holder shall provide Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. prior written notice informing them of such report or filing and (ii) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above;

•

with respect to certain affiliates of our Principal Stockholders and our Co-Investor, the pledge, hypothecation or other granting of a security interest in the shares or securities convertible into or exchangeable for the shares to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or such securities, provided, that the security holder or the Company, as the case may be, shall provide Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest;

•	a sale of the security holder’s shares pursuant to the underwriting agreement for this offering; and/or

•	any conversion or exchange of Common Units for shares of Class A common stock, provided that, such shares of common stock shall be subject to the provisions of the lock-up agreement.

Shares of our Class A common stock are listed on Nasdaq under the symbol “BMBL.”

In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We and the selling stockholders estimate that our respective shares of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            and $            . The Company has also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $            .

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or other registered broker-dealers or selling agents. An affiliate of Citigroup Global Markets Inc. acts as administrative agent under our Term Loan Facility and Revolving Credit Facility. Certain of the underwriters or their affiliates are also lenders and/or arrangers under our Term Loan Facility and Revolving Credit Facility. In addition, certain of the underwriters in this offering served as an underwriter in the IPO, for which services they received customary underwriting discounts and commissions.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns interests representing less than 1% of the capital commitments of funds affiliated with Blackstone Inc.

EXPERTS

The financial statements of Bumble Inc. (the Company) as of December 31, 2020 and October 5, 2020, appearing in Bumble Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020 have been audited by Ernst & Young LLP (EY-US), the United States member firm of Ernst & Young Global Limited (EYG) and independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Buzz Holdings L.P. (Buzz Holdings) as of December 31, 2020 and for the period from January 29, 2020 to December 31, 2020 and for the period from January 1, 2020 to January 28, 2020 (relating to Worldwide Vision Limited (the Predecessor)) appearing in Bumble Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020 have been audited by EY-US, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of the Predecessor as of December 31, 2019 and for each of the two years in the period then ended appearing in Bumble Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2020 have been audited by Ernst & Young LLP (United Kingdom) (EY-UK), an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

During 2018, EY-UK assisted the Predecessor in the calculation of its consolidated and statutory financial statement income tax provisions prepared under the International Financial Reporting Standards (IFRS) relating to the year ended December 31, 2017. These income tax provision services are inconsistent with the independence rules of the U.S. Securities Exchange Commission (SEC) and Public Company Accounting Oversight Board (PCAOB). The services related to 2017, a period not subject to EY-UK’s audit under the PCAOB standards. In addition, the tax provision assistance services were provided under IFRS, a different basis of accounting from U.S. GAAP, which was used by the Predecessor in preparing its consolidated financial statements subject to EY-UK’s audit under PCAOB standards. The professionals who provided the income tax provision services were not part of the audit engagement teams for the Predecessor or the Company. Fees paid to EY-UK for these services approximated $35,000.

Bumble Inc. is controlled by investment funds of Blackstone Inc. (Blackstone). During 2020 and 2021, certain professionals of EYG member firms who are covered persons with respect to the audit of the Company under PCAOB standards held shares in Blackstone or its affiliates. Ownership of shares in Blackstone or its affiliates are prohibited under the SEC and PCAOB independence rules for covered persons. The shares were disposed, or the covered person was removed from the engagement, promptly upon notification of these matters and were not material to the respective professionals’ net worth.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

These matters had no impact on the financial statements or operations of the Company, Buzz Holdings, or the Predecessor, nor EY-UK or EY-US’s related audit procedures or judgments. These professionals did not work on the audits of the Company, Buzz Holdings, or the Predecessor.

After careful consideration of the facts and circumstances and the applicable independence rules, EY-UK and EY-US have concluded that (i) the aforementioned matters did not and do not impair its ability to exercise objective and impartial judgment in connection with its audits of the financial statements of the Company, Buzz Holdings, or the Predecessor; and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. Management and those charged with governance of the Company concur with EY-UK and EY-US’s conclusions.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We maintain an internet site at http://www.bumble.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

We are subject to the informational requirements of the Exchange Act and as a result file reports and other information with the SEC. You are able to inspect copies of these materials without charge at the SEC’s website.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 15, 2021; and

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, filed on May 17, 2021 and August 13, 2021, respectively; and

•	our Current Reports on Form 8-K filed on February 16, 2021 and June 25, 2021; and

•

the description of our shares of Class A common stock contained in our Registration Statement on Form 8-A filed on February 11, 2021, including all amendments and reports, filed for the purpose of updated such description.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed as so modified or superseded, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

ir@team.bumble.com

We maintain an internet site at http://www.bumble.com. Our website and the information contained on or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

bumble

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc.

Filing Fee—Securities and Exchange Commission	$
Fee—Financial Industry Regulatory Authority, Inc.
Fees of Transfer Agent
Fees and Expenses of Counsel
Fees and Expenses of Accountants
Printing Expenses
Miscellaneous Expenses

Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses such officer or director has actually and reasonably incurred.

Section 145 also provides that the expenses incurred by a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee or agent of

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

another corporation or enterprise in defending any action, suit or proceeding may be paid in advance of the final disposition of the action, suit or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the initial public offering of the Registrant’s Class A common stock, par value $0.01 per share (the “Class A common stock”), the Registrant effected a series of transactions occurring at various times prior to and/or concurrently with the closing of the initial public offering that resulted in a reorganization of its business (the “Reorganization Transactions”). In connection with the Reorganization Transactions, on February 10, 2021, the Registrant issued 82,642,374 shares of its Class A common stock to affiliates of Blackstone Inc., affiliates of Accel Partners LP and certain members of management. No underwriters were involved in the issuance of these shares of Class A common stock. The issuance of such shares of Class A common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

On October 5, 2020, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to Buzz Holdings L.P., a Delaware limited partnership, for $1.00. The issuance of such shares of

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class B common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Financial statement schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

ITEM 17. UNDERTAKINGS

(1)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes that,

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(D)

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger, dated as of November 8, 2019, by and among Buzz Holdings L.P., Buzz Merger Sub Ltd, Worldwide Vision Limited and Buzz SR Limited, as the seller representative (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

5.1	Opinion of Simpson Thacher & Bartlett LLP*

10.1	Second Amended and Restated Limited Partnership Agreement of Buzz Holdings L.P., dated as of February 10, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

10.1.1	Amendment No. 1, dated as of June 25, 2021, to the Second Amended and Restated Limited Partnership Agreement of Buzz Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 13, 2021 (File No. 001-40054))

10.2	Tax Receivable Agreement, dated as of February 10, 2021, by and among Bumble Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

10.3	Exchange Agreement, dated as of February 10, 2021, by and among Bumble Inc., Buzz Holdings L.P. and holders of Common Units from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

10.4	Registration Rights Agreement, dated as of February 10, 2021, by and among Bumble Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

10.5	Stockholders Agreement, dated as of February 10, 2021, by and among Bumble Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))

10.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 28, 2021 (File No. 333-252124))

10.7	Support and Services Agreement, dated as of January 29, 2020, by and among Buzz Holdings L.P., Buzz Merger Sub Ltd. and Blackstone Buzz Holdings L.P. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.8	Bumble Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))†

10.9	Employment Agreement, dated January 29, 2020, by and between Buzz Holdings, L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.10	Employment Agreement, entered into as of July 12, 2020, by and between Bumble Trading LLC and Tariq Shaukat (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit No.	Description

10.11	Employment Agreement, dated August 14, 2020, by and Between Bumble Trading LLC and Anuradha Subramanian (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.12	Service Agreement, dated October 11, 2016, between Badoo Limited and Idan Wallichman (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.13	Idan Wallichman agreement with Andrey Ogandzhanyants, dated October 5, 2017 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.14	Letter Agreement, dated October 2019, between Worldwide Vision Limited and Idan Wallichman (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.15	Letter Agreement, dated December 11, 2019, between Buzz Holdings L.P. and Idan Wallichman (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.16	Letter Agreement, dated July 2, 2020, between Badoo Limited and Idan Wallichman (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.17	Credit Agreement, dated as of January 29, 2020, by and among Buzz Bidco L.L.C., Worldwide Vision Limited (f/k/a Buzz Merger Sub Ltd.), Buzz Finco L.L.C., the guarantors party thereto from time to time, Citibank, N.A., as administrative agent, collateral agent and swingline lender, and the lenders and L/C issuers party thereto from time to time (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.18	Amendment No. 1 to the Credit Agreement, dated as of October 19, 2020, by and among Buzz Bidco L.L.C., Buzz Finco L.L.C., the guarantors party thereto, Citibank, N.A., as administrative agent, collateral agent and swingline lender and the lenders party thereto (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.19	Security Agreement, dated as of January 29, 2020, by and among the grantors identified therein and Citibank, N.A., as collateral agent (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.20	Founder Agreement, dated as of November 8, 2019, by and between Buzz Holdings L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.21	First Amendment to Founder Agreement, dated as of May 1, 2020, by and between Buzz Holdings L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.22	Trademark Assignment and License, dated as of January 29, 2020, by and between Whitney Wolfe Herd and Bumble Holding Limited (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

10.23	Restrictive Covenant Agreement, dated as of November 8, 2019, between Buzz Holdings L.P. and Whitney Wolfe Herd (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit No.	Description

10.24	Amended and Restated Incentive Unit Subscription Agreement, dated June 19, 2020, between Beehive Holdings II, LP and Buzz Holdings L.P. (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.25	Incentive Unit Award Agreement, dated August 8, 2020, between Tariq Shaukat, Buzz Holdings L.P. and Buzz Management Aggregator L.P. (incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.26	Incentive Unit Award Agreement, dated September 21, 2020, between Anu Subramanian, Buzz Holdings L.P. and Buzz Management Aggregator L.P. (incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 28, 2021 (File No. 333-252124))†

10.27	Form of Incentive Unit Award Agreement (Director Form) (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.28	Form of Restricted Stock Unit Grant Notice and Agreement (Phantom Class B Unitholders – Executive Form) Under the Bumble Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 28, 2021 (File No. 333-252124))†

10.29	Form of Option Grant Notice and Option Agreement (Phantom Class B Unitholders – Executive Form) Under the Bumble Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 28, 2021 (File No. 333-252124))†

10.30	Subscription Agreement between Tariq Shaukat and Buzz Management Aggregator L.P. (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1 filed on January 15, 2021 (File No. 333-252124))†

10.31	Bumble Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on February 16, 2021 (File No. 001-40054))†

10.32	Form of Unit Adjustment Letter (incorporated by reference to Exhibit 10.32 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 28, 2021 (File No. 333-252124))†

10.33	Form of Unit Adjustment Letter (Whitney Wolfe Herd) (incorporated by reference to Exhibit 10.33 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on January 28, 2021 (File No. 333-252124))†

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to Registrant’s Annual Report on Form 10-K filed on March 15, 2021 (File No. 001-40054))

23.1	Consent of Ernst & Young LLP, as to Bumble Inc.*

23.2	Consent of Ernst & Young LLP, as to Buzz Holdings L.P.*

23.3	Consent of Ernst & Young LLP, as to Worldwide Vision Limited*

23.4	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature pages of this Registration Statement)*

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the                 day of                 , 2021.

BUMBLE INC.

By:
	Name: Title:	Anuradha B. Subramanian Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Whitney Wolfe Herd, Tariq M. Shaukat, Anuradha B. Subramanian and Laura Franco, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the                 day of                 , 2021.

Signature	Title

Whitney Wolfe Herd	Chief Executive Officer and Director (principal executive officer)

Ann Mather	Chair of the Board of Directors

Christine L. Anderson	Director

R. Lynn Atchison	Director

Sachin J. Bavishi	Director

Matthew S. Bromberg	Director

Bumble Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signature	Title

Amy M. Griffin	Director

Jonathan C. Korngold	Director

Jennifer B. Morgan	Director

Elisa A. Steele	Director

Pamela A. Thomas-Graham	Director

Anuradha B. Subramanian	Chief Financial Officer (principal financial officer and principal accounting officer)